Form 20-F
period 2002-12-31
BRAZILIAN TELECOMMUNICATIONS CORP - TELEBRAS
filed 2003-07-15
CIK 1002908

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934,

For the fiscal year ended December 31, 2002

Commission File Number: 001-14032

Telecomunicações Brasileiras S.A.—Telebrás

(Exact Name of Registrant as Specified in Its Bylaws)

Brazilian Telecommunications Corporation—Telebrás	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

SCN—Quadra 4 Bloco B Sala 903—Centro Empresarial Varig

70.714 - 900 Brasília, DF

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Preferred Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

346,399,225,000 Common Shares, without par value

210,029,997,060 Preferred Shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐    No  ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

PRESENTATION OF INFORMATION

In this Annual Report, the terms “we,” “Telebrás,” the “Company” and “us” refer to Telecomunicações Brasileiras S.A.—Telebrás, a sociedade por ações de economia mista (mixed capital company) organized under the laws of Brazil.

References to (1) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (2) “U.S. dollars,” “dollars” or “US$” are to United States dollars.

References to “Preferred Shares” and “Common Shares” are to the preferred shares and common shares, respectively of Telebrás.

The audited financial statements of Telebrás as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this Annual Report (the “Financial Statements”) have been prepared in accordance with accounting principles prescribed by the Brazilian corporation law (the “Corporate Law Method”). The Corporate Law Method differs significantly from U.S. GAAP in some respects. See Note 23 to the Financial Statements. As described in Note 23 to the Financial Statements, net income for the year ended December 31, 2000 under U.S. GAAP has been restated.

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information—Selected Financial Data

The following table presents selected financial information of Telebrás at the dates and for each of the periods indicated. The information as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and the Notes thereto included elsewhere in this Annual Report. The Financial Statements have been audited by Deloitte Touche & Tohmatsu Brazil as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, and its report on such financial statements appears elsewhere in this Annual Report.

The following paragraphs discuss some important features of the presentation of the selected financial information and the Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

Corporate Law Method Accounting

The Financial Statements included in this Annual Report, and the selected financial data presented below, have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in Telebrás’ annual and interim financial statements published in Brazil. See Note 3 to the Financial Statements.

Corporate Law Method and U.S. GAAP

The Financial Statements are prepared in accordance with the Corporate Law Method, which differs in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 23 to the Financial Statements for a summary and reconciliation of the differences between the Corporate Law Method and U.S. GAAP.

	Year ended December 31,
	(in millions of reais, except share and per share data)
	1998	1999	2000	2001	2002

Income Statement Data:
Corporate Law Method:
Operating revenue (expenses), net	—	—	—	—	—
Operating income (loss) before interest	(191)	(34)	(61)	(28)	(21)
Interest income, net	20	42	33	26	31
Operating income (loss)	(171)	8	(28)	(2)	10
Income (loss) before taxes	(273)	18	9	35	11
Income and social contribution taxes	(1)	(7)	(8)	(14)	(5)
Income (loss) before employees’ profit share and minority interests	(274)	11	1	21	6
Employees’ profit share	—	—	—	—	—
Minority interests	—	—	—	—	—
Net income (loss)	(274)	11	1	21	6
Earnings (loss) per thousand shares outstanding at the balance sheet date	(0.82)	0.03	0.00	0.04	0.01
Shares outstanding at the balance sheet date (millions)	334,380	334,380	334,380	556,429	556,429
U.S. GAAP (as restated) (1):
Net income (loss)	(274)	(1)	(12)	9	19
Earnings (loss) per thousand shares
Basic
Common	(0.83)	(0.01)	(0.10)	0.04	0.03
Preferred	(0.83)	0.00	(0.06)	0.04	0.03
Diluted
Common	(0.83)	(0.01)	(0.10)	0.04	0.03
Preferred	(0.83)	0.00	(0.06)	0.04	0.03

	December 31,
	1998	1999	2000	2001	2002
	(in millions of reais)
Balance Sheet Data:
Corporate Law Method:
Property, plant and equipment, net	—	—	—	—	—
Total assets	238	236	216	222	234
Loans and financing	—	—	—	—	—
Total shareholders’ equity	41	52	54	88	94
Share capital	207	207	207	220	220
U.S. GAAP:
Property, plant and equipment, net	—	—	—	—	—
Total assets	238	236	216	222	234
Total shareholders’ equity (as restated)	41	52	77	110	129

The Company did not declare dividends for the years 2000, 2001 and 2002. See “Financial Information—Policy on Dividend Distributions.”

Exchange Rate

The Company will make any cash distributions with respect to Preferred Shares in Brazilian currency. Fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the São Paulo Stock Exchange (“BOVESPA”).

There are two legal exchange markets in Brazil—the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”). The Commercial

Market and the Floating Market were unified by the Central Bank in 1999 following the decision to allow the value of the real to float. However, transactions are still classified as “Commercial Market” and “Floating Market” transactions. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the “Commercial Market Rate” means the prevailing selling rate for Brazilian currency into U.S. dollars in the Commercial Market and the “Floating Market Rate” is the prevailing selling rate for Brazilian currency into U.S. dollars in the Floating Market, both as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank.

The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated:

Noon Buying Rate for U.S. dollars

R$ per U.S.$1.00

Period	Period-End	Average for Period (1)	High	Low
1998	1.2085	1.1604	1.2090	1.1162
1999	1.8090	1.8135	2.2000	1.2074
2000	1.9510	1.8330	1.9840	1.7230
2001	2.3120	2.3220	2.7850	1.9720
2002	3.5400	2.9235	3.9450	2.2730
December 2002	3.5400		3.7950	3.4390
2003
January 2003	3.5130		3.6590	3.2650
February 2003	3.5650		3.6640	3.5350
March 2003	3.3320		3.5700	3.3320
April 2003	2.8870		3.3290	2.8870
May 2003	2.9790		3.0430	2.8750

(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source:	Federal Reserve Bank of New York.

RISK FACTORS

We are not engaged in any business. Our controlling shareholder announced its intention to cause our liquidation and dissolution. You should not expect that we report operating revenues or earnings or pay dividends. Our assets may not exceed our liabilities and you should not expect to receive significant amounts upon liquidation

We ceased to engage in any operations and disposed of nearly all our assets. Our controlling shareholder, the Brazilian government, has announced its intention to cause our liquidation and dissolution. Our liquidation has been delayed because most of our employees are on secondment to the Brazilian telecommunications agency, Agência Nacional de Telecomunicações—ANATEL (“ANATEL”), and the law that authorized the direct engagement of these persons by ANATEL has been challenged in the Brazilian courts. Once this matter is resolved, we expect our liquidation to be approved by our shareholders and completed.

You should not expect that we will report operating revenues or earnings or pay dividends. Our management prepared a plan of liquidation which was approved by our Board of Directors on August 19, 1999 and is updated on a monthly basis. The liquidation process involves known and unknown risks and uncertainties. Known risks and uncertainties include those related to the liquidation process generally and the ultimate resolution of various legal actions against us. Our assets may not significantly exceed our liabilities at the time of liquidation, and you should not expect to receive any significant amounts after liquidation.

Holders of Preferred Shares have limited voting rights

Of our two classes of capital stock outstanding, only the Common Shares have full voting rights. Until our liquidation is approved by the holders of our Common Shares, Preferred Shares will be entitled to vote only on limited matters. As a result, holders of Preferred Shares will generally be unable to influence any corporate decision requiring a shareholder vote.

We are involved in several lawsuits which could have a material adverse effect on our business if their outcome is unfavorable to us

We are the defendant in several legal actions that arose from our corporate reorganization described below in “Item 4. Information on the Company” and in the ordinary course of our business operations. The outcome of these proceedings is uncertain and, if determined against us, may affect our financial results and reduce the amounts to be received by our shareholders after our liquidation.

Forward-Looking Statements

This Annual Report contains forward-looking statements relating to our business that are based on management’s current expectations, estimates and projections. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are used to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.	Information on the Company

Telebrás has ceased to engage in any business and disposed of all its operating assets. Telebrás’ controlling shareholder has announced its intention to liquidate and dissolve the Company. Our liquidation has been delayed because most of our employees are on secondment to ANATEL, and the law that authorized the direct engagement of these persons by ANATEL has been challenged in the Brazilian courts. Once this matter is resolved, we expect our liquidation to be approved by our shareholders and completed. Owners of shares of Telebrás should not expect that Telebrás will report operating revenues or earnings. The assets of Telebrás may not significantly exceed its liabilities at the time of liquidation, and owners of shares of Telebrás should not expect to receive any significant amounts upon liquidation.

Until May 1998, Telebrás, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil (Telebrás, together with its operating subsidiaries, the “Telebrás System”). In May 1998, Telebrás was split up in anticipation of its privatization to form, in addition to Telebrás, 12 new holding companies (the “New Holding Companies”) by means of a procedure under Brazilian corporation law called cisão, or split-up. The split-up of the Telebrás System into the New Holding Companies is referred to herein as the “Breakup” or the “Breakup of Telebrás.” Virtually all the assets and liabilities of Telebrás, including the shares held by Telebrás in the operating companies of the Telebrás System, were allocated to the New Holding Companies. In July 1998, the Brazilian government sold its shares of the New Holding Companies to private sector purchasers.

Following the Breakup, Telebrás retained limited assets for payment of certain expenses, principally payroll-related costs and ongoing expenses arising out of the privatization process and the expected liquidation of Telebrás.

Telebrás has ceased to engage in any operations, and the Brazilian government, Telebrás’ controlling shareholder, has announced its intention to cause the liquidation and dissolution of Telebrás. According to an ordinance enacted by the Minister of Communications, Telebrás management prepared a plan of liquidation which was approved by the Board of Directors of Telebrás on August 19, 1999. Such plan is updated on a monthly basis. On December 27, 2000 the Board of Directors proposed that the General Extraordinary Shareholders’ Meeting to approve the liquidation and dissolution of Telebrás be held after the Brazilian Federal Supreme Court issues a final decision on the situation of Telebrás’ staff transferred to ANATEL. Since June 13, 2001, the lawsuit has been under review by a Supreme Court Judge. No final decisions have been granted by the Supreme Court.

At December 31, 2002 Telebrás had R$234 million in total assets, consisting primarily of cash and cash equivalents and recoverable taxes, and R$140 million of liabilities, resulting in shareholders’ equity of R$94 million.

Telebrás’ legal name is Telecomunicações Brasileiras S.A.—Telebrás. Telebrás is a sociedade de economia mista, a mixed capital company, with limited liability of unlimited duration, organized under the Brazilian corporation law. Its headquarters are located at SCN Quadra 4 Bloco B sala 903—Centro Empresarial Varig—Brasília—DF and its telephone number is 5561-415-2537.

Telebrás leases approximately 826 square meters of office space in Brasília.

Item 5.	Operating and Financial Review and Prospects

Telebrás has no operations and does not expect to have operations or operating revenues.

The following discussion is based on and should be read together with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report.

Results of Operations

We do not have any operations. Each year we have an operating loss due primarily to our provisions for contingencies, and we have interest income from the cash balances we are holding. As a result we have reported net income of R$6 million in 2002, R$21 million in 2001 and R$1 million in 2000.

Differences between Brazilian Corporate Law and U.S. GAAP

Under U.S. GAAP, net income was R$19 million and R$9 million for the years ended December 31, 2002 and 2001, respectively, and net loss of R$12 million (as restated) for the year ended December 31, 2000, under U.S. GAAP. The differences principally arise from the differing accounting treatment for pensions and unclaimed dividends. Details of the reconciling differences (as restated) are given in Note 23 to the financial statements.

Liquidity and Capital Resources

Telebrás has no operating revenues. At December 31, 2002, it had realizable assets of R$129 million in cash and cash equivalents. From this amount and earnings thereon, plus any amounts Telebrás is able to realize on recoverable taxes of R$87 million at December 31, 2002, Telebrás must meet its liabilities and its ongoing operating costs. Its liabilities at December 31, 2002 were R$140 million, which included a provision of R$87 million for contingencies. Telebrás also had certain contingent liabilities for which no reserves have been established. See “Item 8. Financial Information—Legal Proceedings.”

Telebrás and the New Holding Companies are contingently liable for any potential underfunded obligations for the employees of the former Telebrás System retired prior to January 31, 2000. Since February 2000, each sponsor (including Telebrás) is liable for its own pension plan obligations in respect of its active employees and post-retirement benefits.

All of the Company’s long-term debt was transferred to the New Holding Companies at the time of the Breakup.

Item 6.	Directors, Senior Management and Employees

Management of the business of Telebrás is vested in the Board of Directors and in the Board of Executive Officers.

Board of Directors

The Board of Directors consists of a minimum of three and a maximum of six members, who are elected by the shareholders at the general shareholders meeting as follows:

•	one member may be appointed by the minority holders of Common Shares;

•	one member may be appointed by the holders of Preferred Shares;

•	one member is appointed by the Minister of Planning, Budget and Management (“Ministro do Planejamento, Orçamento e Gestão”); and

•	the other members, including the Chairman, are appointed by the Minister of Communications (“Ministro das Comunicações”).

All members of the Board of Directors must be shareholders of Telebrás, and all are elected for a term of three years.

The current members of the Board of Directors are as follows:

Name	Position	Member since	Expiration Term
Ildson Rodrigues Duarte	Chairman of the Board of Directors	April 2003	April 2006
Eugênio de Oliveira Fraga	Member of the Board of Directors	April 2003	April 2006
Ricardo de Moraes Monteiro	Member of the Board of Directors	April 2003	April 2006
Minoru Oda	Member of the Board of Directors	April 2003	April 2006

The following is a brief summary of the backgrounds of the Directors of the Company:

Ildson Rodrigues Duarte. Mr Duarte is 40 years old. He is currently the Special Advisor to the Minister of Communications. He has served as Advisor of Procuradoria Geral da República, Legal Advisor of the Leadership of the Labor Democratic Party-PDT before the Brazilian House of Representatives, Director of Caixa de Assistência dos Advogados do Distrito Federal, Counsel to PDT in both the Federal Supreme Court—STF and Supreme Electoral Court—TSE, Counsel to the Brazilian Agricultural Research Corporation and as teacher of Constitutional and Tax Law at Universidade Católica de Brasília—UCB. He holds a Law degree from the Associação do Ensino Unificado do Distrito Federal—AEUDF and holds two post graduate degrees in Public Law from Universidade de Brasília—UnB and in Public Policies and Government Management from the Rio de Janeiro University. Mr Duarte was appointed to Telebrás’ Board of Directors by the Minister of Communications.

Eugênio de Oliveira Fraga. Mr Fraga is 44 years old. He has served as Technical Advisor to the Leadership of the PDT before the House of Representatives (1994-2003), Alternate Director of the Economists Union of the Federal District (2001-2003), Executive Director of the Economists Union of the Federal District (1998-2000), Director of the Regional Economy Council of the 11th Region of the Federal District (1992-2000), Alternate Director of the Federal Economy Council (1998), General Technical Coordinator for Economic Issues to the Secretariat of Economic Law—SDE of the Ministry of Justice (1991-1994), Coordinator of Economic Research of the Administrative Council for Economic Defense—CADE of the Ministry of Justice (1989-1991), Presidential Adviser and Orientation Sub-Coordinator of CADE (1986-1989), Secretary of Planning of the Ministry of Justice (1985-1986) and Advisor to the Secretary for Internal Control of the Ministry of Justice (1984-1985). He holds a degree in economics from the Faculdade de Ciências Econômicas do Triângulo Mineiro—Uberaba and completed post-graduate study in Economic Competition and Antitrust Legislation through a joint program between USAID and New York University. Mr Fraga was appointed to Telebrás’ Board of Director by the Minister of Communications.

Ricardo de Moraes Monteiro. Mr Monteiro is 50 years old. He served as Regional Director to the Gazeta Mercantil newspaper (1990-1998, 1999-2001), Director and Editor to the Gazeta do Rio (1999-2001), Editor and Columnist to O Globo (1987-1990), Editor and Sub-Editor to the Folha de São Paulo (1984-1986) and a Reporter and Secretary to the Gazeta Mercantil (1976-1984). He holds a degree in Journalism from the University of São Paulo and where he also completed study in Economics. He completed study in Advanced Administration through a program jointly run by INSEAD—The European Institute of Business Administration and Fundação Dom Cabral—CTE. Mr Monteiro was appointed to Telebrás’ Board of Director by the Minister of Planning, Budget and Coordination.

Minoru Oda. Mr. Oda is 60 years old. He has held various positions within Telebrás since he started as the Manager of the Business Integration Division in 1972. Since then he has served as Assistant to the Vice-President (1978-1989 and 1990-1992), Manager of the Business Evaluation Division (1990), Chief of Cabinet of the Presidency (1992), Manager of the Auditing Department (1992-1998), member of the Statutory Audit Committee (1974-1998), Vice-President (1998), Superintendent and Investor Relations Director (1998-2000) and currently President and Investor Relations Director. He holds an Accounting and Actuarial degree from Fundação Álvares Penteado in São Paulo. He was appointed to Telebrás’ Board of Directors by the minority holders of Common Shares.

Executive Officers

The Executive Officers of Telebrás consist of a President, who is also the Investor Relations Director and a member of the Board of Directors, and one Superintendent. All Executive Officers are appointed by the Board of Directors for a term of 3 years. They are as follows:

Name	Position	Member Since	Expiration Term
Minoru Oda	President and Investor Relations Director	June 2000	Indeterminate(1)
Vera Lúcia Garcia Caulit	Superintendent	June 2000	Indeterminate(1)

(1)	The term of office of the current Executive Officers expired in April 2003 and was extended for an indeterminate period of time until new Executive Officers are appointed.

The following is a brief summary of the backgrounds of the executive officer of the Company not provided above:

Vera Lúcia Garcia Caulit. Mrs. Caulit is 55 years old. She has held various positions within Telebrás since she started as Manager of the Union Work Relations Area in 1986. Since then, she has served as Manager of the Human Resource Planning Division (1994-1998), Manager of the Human Resources Department (1998-2000). She was elected Superintendent in June 2000. She holds an Administration degree from the Federal University of Minas Gerais, a post-graduate degree in Human Resources from the Getulio Vargas Foundation and holds a post-graduate degree in Marketing from the Associação do Ensino Unificado do Distrito Federal—AEUDF.

Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid by Telebrás to all members of the Board of Directors and Executive Officers was approximately R$386 thousand.

Audit Committee (Conselho Fiscal)

Telebrás has a permanent Audit Committee, which consists of a minimum of three and a maximum of five members and same number of alternates, who are elected by the shareholders for a term of one year. The holders of Preferred Shares have the right to elect one member and his or her alternate; the minority shareholders have the same right if they jointly represent at least 10% of the Company’s voting capital. The controlling shareholder may elect the effective members and the alternates, who, in any event, shall be equal in number to those elected by the holders of Preferred Shares and the minority shareholders, plus one. The Minister of Finance has the right to appoint one of the members and his or her alternate elected by the controlling shareholder. The main duties of the Audit Committee are:

•	to audit the actions of the management of Telebrás;

•	to opine on the annual report of the management of Telebrás;

•	to opine on the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up; and

•	to examine the interim financial statements and the financial statements for the fiscal year and to opine on them.

The following are the members of the Audit Committee and their alternates:

Name	Position	Date Appointed
Irineu Pires Sobrinho(2)	Member	April 2003
Erasto Villa-Verde de Carvalho Filho	Member	April 2003
Maria Zulene Farias Timbó	Member	April 2003
Cláudia Rebello Massa (1)	Member	April 2003
Adauto Guzella Ramos	Alternate	April 2003
Marcelo Alvim Ferreira	Alternate	April 2003
Francisco do Nascimento Dantas	Alternate	April 2003
Fábio José Pereira	Alternate	April 2003

(1)	Appointed by the Minister of Finance.
(2)	Appointed by minority shareholders.

Employees

At December 31, 2002, the Company had 376 employees, 350 of whom were seconded to ANATEL.

The following table sets forth the number of Telebrás’ employees as of the dates indicated:

	December 31,
	2000	2001	2002
Total number of employees	372	364	376
Employees seconded to ANATEL	354	350	350

Employees are represented by Sindicato dos Trabalhadores em Telecomunicações–SINTTEL. Telebrás negotiates new collective labor agreements every year with SINTTEL. The existing collective agreement shall remain valid until November 2003.

The Company’s management considers the relations between the Company and its work force to be satisfactory.

Share Ownership

As of December 31, 2002, the directors and executive officers of Telebrás owned as a group, directly and indirectly, less than 1% of any class of its shares.

Item 7.	Major Shareholders and Related Party Transactions

Of the Company’s two classes of capital stock outstanding, only the Common Shares have voting rights generally. The Preferred Shares have voting rights under limited circumstances and will acquire voting rights upon the approval of the liquidation and dissolution of the Company by its shareholders. As of April 29, 2003, the Brazilian government owned 76.46% of the Common Shares. Accordingly, the Brazilian government has the ability to control the election of the Company’s Board of Directors.

The following table sets forth information concerning the ownership of Common Shares at April 29, 2003 by the Brazilian government and by the Company’s officers and directors as a group. Telebrás is not aware of any other shareholder owning more than 5.0% of the Common Shares.

Name of owner	Number of Common Shares owned	Percentage of outstanding Common Shares
Brazilian government	264,868,507,480	76.46%
All directors and executive officers as a group (5 persons)	61,525	0.00%

As of April 29, 2003, there were 210,029,997,060 Preferred Shares, comprising 38% of the total capital of the Company.

Related Party Transactions

On December 27, 2000, Telebrás and ANATEL agreed on the secondment of 354 employees of Telebrás to ANATEL. On December 31, 2002, after some employees had been laid off, there were 350 employees seconded by TELEBRÁS to ANATEL. ANATEL covers all costs and expenses relating to such employees during the secondment.

As of December 31, 2002, Telebrás had deposits with Banco do Brasil S.A., a financial institution controlled by the Brazilian government, that earned interest at market rates.

Item 8.	Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-40.

LEGAL PROCEEDINGS

Telebrás is subject to numerous legal proceedings that arose from the Breakup and in the ordinary course of business operations. Under the terms of the Breakup, liability for any claims arising out of acts of Telebrás prior to the approval date of the Breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to a New Holding Company.

Except as described below, Telebrás does not believe any of such proceedings to be material to its financial condition. See Note 17 to the Financial Statements.

Monetary Correction of Dividends

Telebrás is a defendant in 9 lawsuits filed by various shareholders claiming that Telebrás miscalculated the amount of dividends paid in 1994 and 1995. According to the plaintiffs in these lawsuits, Telebrás improperly failed to include the monetary correction reserve for capital stock (reserva de correção monetária do capital realizado) in the amount of paid-in capital used to calculate dividends, resulting in aggregate alleged underpayments of R$73 million. Three of these cases have resulted in final judgments against Telebrás, for an aggregate amount of approximately R$7.3 million. The remaining six suits have not been decided.

Debentures Convertible into Preferred Shares

Telebrás is the defendant in two lawsuits regarding the conversion of Debentures into Preferred Shares. One of the lawsuits was brought by Fundação Petrobrás de Seguridade Social—PETROS claiming that Telebrás wrongfully failed to deliver 226,852,334 Preferred Shares of Telebrás and of each of the New Holding Companies due to PETROS as a result of the exercise of debenture conversion rights. The amount claimed is R$1.5 million. Telebrás has presented its defense in June 1999 and currently the lawsuit is being reviewed by an accounting expert. The plaintiff to the other lawsuit is Liberal S.A, which is claiming damages in the amount of R$1.9 million, corresponding to its right in the conversion of the debentures into 8,142,714 Preferred Shares. The Court gave an unfavorable decision to Telebrás, from which we appealed and examination is still pending.

Paraíba Concession Dispute

Telebrás is a defendant in a lawsuit filed by the former controlling shareholders of Empresa Telefônica da Paraíba S.A.—ETP (“ETP”) in connection with the price paid for their shares by Telebrás in 1974. ETP was the concessionaire of the public telephone services in the State of Paraíba, beginning in 1946. In 1967, ETP requested an extension of its concession, which was due to expire on April 30, 1971. No decision was made regarding the request for extension and, on May 3, 1974, the ETP controlling shares were sold by the plaintiffs to Telebrás. The plaintiffs allege that failure of the regulatory agencies to act on their application for an extension of their concession should be interpreted as a tacit extension of concession to April 30, 1996 and claim that Telebrás did not pay a fair price for the controlling shares because the price did not include the concession among the assets of ETP. The plaintiffs have appealed from the lower court decision which was favorable to Telebrás, and the superior court maintained the decision in favor of Telebrás. The Plaintiff appealed from such decision to the Superior Court of Justice. Telebrás has not established any provisions in connection with this matter.

Disputes with Suppliers

Several suppliers of telecommunications equipment and services to the Telebrás System are suing Telebrás in connection with the mechanism used to convert amounts due under various supply contracts from cruzeiros reais to reais. The contracts in question were under renegotiation in 1994 at the time of the introduction of a new unit of accounts, the Unidade Real de Valor (the “URV”) which served as the basis for the introduction of Brazil’s new currency, the real. The amounts due under the supply contracts were converted directly from cruzeiros reais to reais, omitting the intermediate conversion into URVs. Telebrás believes that such direct conversion was in accordance with applicable law and the terms of an agreement reached with the Brazilian Electro-Electronic Industry Association, of which the plaintiffs are members. Several legal proceedings relating to these disputes were begun in early 1995. One proceeding has since been dropped, and the remainder are yet to be decided. Telebrás has not established any reserves in connection with these matters.

Labor Disputes

Telebrás is a defendant in 202 labor suits. Nearly half of these claims relate to the application of a productivity clause contained in the collective bargaining agreements of the years 1993 to 1995.

Telebrás is of the view that this clause was subject to further agreement and that therefore the requested bonuses were not due. Telebrás has prevailed in the majority of the decisions issued by lower courts and by the Superior Labor Court on these matters.

Lawsuits claiming that salary adjustments under the 1992-93 collective bargaining agreement should have been made every four months rather than annually represent 2% of the labor suits. Telebrás contends that a legislative change in the system of salary adjustments superseded the collective bargaining agreement. Telebrás was successful in the trial court and upon intermediate appeal. Further appeals are pending.

Patent Dispute

Telebrás and the Brazilian patent office (“INPI”) are defendants in a lawsuit filed by a Brazilian company, Inducom Comunicações S/C Ltda. (“Inducom”), relating to the INPI’s revocation, in August 1985, of a patent for an automatic system that records charges for long distance collect calls pursuant to an application by Telebrás. In the trial court, the case was decided unfavorably to Telebrás and the patent was granted to Inducom. Examination by the appeals Court is still pending. Other eventual appeals to higher courts may also be available. Telebrás has not established any reserves in connection with this matter as damages have not been considered by the court.

Issuance of Shares as a result of Auto-Financing Activities

Telebrás and certain of its former operating subsidiaries are defendants in five public actions (a Brazilian procedure similar in certain respects to a class action), in which it is alleged that customers should have received Telebrás shares rather than less valuable shares of operating subsidiaries in connection with certain auto-financing activities. The total amount claimed in these proceedings exceeds R$245 million. Auto-financing refers to the system of financing investments in the Telebrás System through the sale of shares to new telephone service customers. Under that system, in order to obtain a new access line, the customer was required to pay a fixed amount to subscribe for shares of Telebrás or the relevant operating subsidiary. The auto-financing system was phased out in July 1997. Telebrás has not established any reserves in connection with this matter.

POLICY ON DIVIDEND DISTRIBUTIONS

Telebrás’ controlling shareholder has announced its intention to liquidate and dissolve the Company. Telebrás’ management does not expect to declare dividends. The Company did not declare dividends in 2002, 2001 or 2000.

General

Dividends are generally required to be paid within 60 days after the declaration at the annual shareholders’ meeting in accordance with Telebras’ bylaws and the Brazilian Law No. 6,404, as amended (the “Brazilian Corporation Law”). The Company is required to distribute as dividends, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income on such date. The annual dividend (the “Preferred Dividend”) distributed to holders of Preferred Shares has priority in the allocation of Adjusted Net Income. Amounts remaining of such 25%, if any, to be distributed are allocated first to the payment of a dividend to holders of Common Shares in a per share amount equal to the Preferred Dividend per share and the remainder is distributed equally on a per share basis among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, Telebrás is not permitted to suspend the Preferred Dividend to which the Preferred Shares may be entitled for any year. Brazilian law permits, however, a company to suspend the payment of all other dividends if the Board of Directors and the Audit Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. Telebrás is not subject to any contractual limitations on its ability to pay dividends.

Priority and Amount of Preferred Dividends

Each Preferred Share is entitled to a priority in the receipt of a noncumulative annual Preferred Dividend, to the extent amounts are available for distribution, equal to 6% of the number obtained by dividing the amount of subscribed capital by the total number of shares outstanding at the end of each year. The Preferred Dividend has priority in the allocation of Adjusted Net Income over the payment of dividends on Common Shares.

After payment of the Preferred Dividend, amounts to be distributed are allocated first to the payment of an annual dividend to the holders of Common Shares in a per share amount equal to the Preferred Dividend per share. Amounts remaining of the 25% of Adjusted Net Income, if any, are then distributed equally on a per share basis among all shareholders. No dividends were paid with respect to the 2002, 2001 or 2000 fiscal years.

Payment of Dividends

Telebrás is required by law and its bylaws to hold an annual shareholders’ meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. Telebrás is not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration, but is required to adjust the amount of the dividend for the period from the end of the relevant fiscal year to the payment date at the rate divulged by Sistema Especial de Liquidação e Custódia-SELIC (Special System for Settlement and Custody).

Item 9.	The Offer and Listing

The Preferred Shares are traded on the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange”). At December 31, 2002, Telebrás had approximately 2.5 million shareholders.

On November 15, 1999, trading in Telebrás ADRs on the NYSE was suspended, and the ADRs were delisted from the NYSE on December 31, 1999. At the request of Telebrás, the Deposit Agreement for Telebrás ADRs was terminated on January 31, 2000. At that time, the ADR holders were advised that they would have a period of one year from the termination date to cancel their ADRs and became entitled to a book-entry credit of 1000 Preferred Shares of Telebrás per ADS, to be delivered in Brazil. The one-year period ended in January 2002, and the Depositary sold all the undistributed Telebrás Preferred Shares and since May 31, 2002 it has been paying the corresponding proceeds to any former ADR holders entitled to such payment. As a result of those proceedings, the Telebras ADR program was concluded.

Market Price Information

The table below sets forth the high and low closing sales prices for the Preferred Shares on the São Paulo Stock Exchange for the periods indicated. In May 1998, Telebrás was split up to form the New Holding Companies. See “Item 4. Information on the Company.”

	São Paulo Stock Exchange
	Nominal reais per 1,000 Preferred Shares
	High	Low
1998:	156.06	0.16
1999:	0.39	0.03
2000
First quarter	0.11	0.03
Second quarter	0.07	0.04
Third quarter	0.05	0.03
Fourth quarter	0.04	0.02
2001:
First quarter	0.08	0.05
Second quarter	0.05	0.03
Third quarter	0.04	0.02
Fourth quarter	0.04	0.02
2002:
First quarter	0.04	0.02
Second quarter	0.03	0.01
Third quarter	0.02	0.01
Fourth quarter	0.02	0.01
2003:
First quarter	0.03	0.01
January	0.03	0.01
February	0.02	0.01
March	0.02	0.01
April	0.02	0.01
May	0.03	0.01

Trading on the Brazilian Stock Exchanges

There are no specialists or market makers for Telebrás’ shares on the BOVESPA. Trading in listed securities may be effected off the exchanges in certain circumstances, although such trading is very limited.

Settlement of transactions is effected three business days after the trade date. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse Companhia Brasileira de Liquidação e Custódia, known as CBLC.

Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the Brazilian Securities Commission (“CVM”), which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is principally governed by Law No. 6,385, as amended (the “Brazilian Securities Law”), the Brazilian Corporation Law and by regulations issued by the CVM and the Brazilian National Monetary Council.

These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as Telebrás, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BOVESPA, a company must apply for registration with the CVM and the stock exchange. Once the exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be publicly traded.

Trading in securities on the BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Except as described in this section and in “Item 8. Financial Information—Policy on Dividend Distributions,” all relevant information with respect to Telebrás’ bylaws is described on item 14 of its Registration Statement on Form 20-F (Amendment No. 2) filed with the Securities and Exchange Commission on October 31, 1995 (File No. 333-7148), which is incorporated by reference.

Organization

Telebrás is a publicly traded company duly registered with the CVM under No. 01125-8. According to Article 2 of the Telebrás’ bylaws its objects and purposes are:

•	to exercise control over companies providing public telecommunication services;

•	to plan public telecommunication services in accordance with the guidelines fixed by the Ministry of Communications;

•	to provide public telecommunication services indirectly through its controlled or affiliated companies;

•	to promote through its controlled or affiliated companies, the expansion and provision of public telecommunication services, within Brazil and abroad;

•	to promote, carry out or coordinate the procurement of capital from internal and foreign sources, to be invested by the Company or by the public telecommunication service companies;

•	to render technical assistance to the companies of the Telebrás System in the provision of services;

•	to execute, promote and stimulate research and development activities aimed at the development of the telecommunication sector, in accordance with the guidelines set by the Executive Secretary of the Ministry of Communications;

•	to stimulate the development of the telecommunication industry and companies providing public telecommunication services;

•	to execute specialized technical services related to the public telecommunications sector;

•	to execute, promote, stimulate and coordinate the education and training of personnel needed for the public telecommunication sector;

•	to carry out and promote the importation of goods and services for the companies of the Telebrás System; and

•	to carry out other similar and related activities as directed by the Ministry of Communications.

Shareholders’ Meetings

Telebrás’ shareholders have the power to decide any matters related to Telebrás’ corporate purpose and to pass any resolutions they deem necessary for Telebrás’ protection and development, through voting at a general shareholders’ meeting.

Telebrás convenes the shareholders’ meetings by publishing a notice in Gazeta Mercantil and Diário Oficial da União. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date.

The notice must always contain the meeting’s agenda. In the case of a proposed amendment to the bylaws, an indication of the subject matter must be included in the notice and the draft documents pertaining to the proposed amendment must be made available to shareholders at the Company’s head office and sent to the BOVESPA.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporation Law, the shareholders or the Audit Committee, calls the general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of the management of Telebrás, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order for a general shareholders’ meeting validly to take any action, shareholders representing at least one quarter of the issued and outstanding Common Shares must be present at the meeting. However, in the case of a general meeting to amend Telebrás’ bylaws, shareholders representing at least two-thirds of the issued and outstanding Common Shares must be present. If no such quorum is present, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled meeting and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second meeting, subject to the voting requirements for certain matters described below.

Pursuant to Brazilian law, the approval of the holders of a majority of the outstanding adversely affected Preferred Shares as well as shareholders representing at least one-half of the issued and outstanding Common Shares is required for the following actions:

•	creating Preferred Shares or increasing an existing class of shares without preserving the proportions of any other class of Preferred Shares, except to the extent authorized by our by-laws;

•	changing a preference, privilege or condition of redemption or amortization of any class of Preferred Shares; and

•	creating a new class of Preferred Shares that has a preference, privilege or condition of redemption or amortization superior to the existing Preferred Shares.

These actions are put to the vote of the holders of the adversely affected Preferred Shares at a special assembly, where each Preferred Share entitles the shareholder to one vote. Preferred shareholders do not have a vote on any other matter.

In addition, our by-laws authorize us to increase an existing class of shares without preserving the proportion of any other class of Preferred Shares and the holders of Preferred Shares would not vote as a separate class to approve or reject any such increase. Under Brazilian law, Preferred Shares will acquire full voting rights when Telebrás enters into a dissolution and liquidation process and if the Company fails, for three consecutive years, to pay the Preferred Dividend to which the Preferred Shares are entitled. The Company did not pay dividends for the years 2000, 2001 and 2002 because there were no distributable profits, as our earnings were applied to the reduction of our accumulated deficit, and it is not clear whether the above referenced provision of Brazilian law applies.

The approval of holders of at least one-half of the issued and outstanding Common Shares is required for the following actions:

•	reducing the mandatory distribution of dividends;

•	approving a merger or spin-off;

•	approving the participation of Telebrás in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships) as defined under the Brazilian Corporation Law;

•	changing Telebrás’ corporate purpose;

•	ceasing Telebrás’ state of liquidation;

•	approving Telebrás’ dissolution;

•	transforming into another type of company;

•	transfering all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company known as incorporação de ações; or

•	acquiring control of another company at a price which exceeds the limits set forth in the Brazilian corporation law.

Voting Rights

The holders of Preferred Shares have the right to elect:

•	one member of the Board of Directors; and

•	one member of the permanent audit committee and his or her alternate.

Other information described on items “Voting Rights” of Section “Description of Capital Stock” of Amendment No. 2 to Form F/A of Telebrás’ Registration Statement filed with the Securities and Exchange Commission on October 31, 1995 (File No. 333-7148) is incorporated herein by reference. See also “—Amendments to the Brazilian Corporation Law.”

Liquidation

In the event of liquidation of Telebrás, the holders of Preferred Shares would be entitled to priority over the holders of Common Shares in return of capital. The amount to which they would be entitled is based on the portion of the paid-in capital represented by the Preferred Shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all Telebrás’ creditors had been paid, the residual assets would be used to return the amount of capital represented by the Preferred Shares to the preferred shareholders. Once the preferred shareholders had been fully reimbursed, the common shareholders would be reimbursed on the portion of the capital stock represented by the Common Shares. All the shareholders would participate equally and ratably in any remaining residual assets.

Right of Redemption

Brazilian Corporation Law provides that under certain circumstances a shareholder has the right to redeem its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of Preferred Shares) in the event that a majority of all outstanding Common Shares authorizes:

•	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of Preferred Shares;

•	the creation of a new class of Preferred Shares with greater privileges than the existing class of Preferred Shares;

•	by the dissenting or non-voting shareholders (including any holder of Preferred Shares) in the event that a majority of all outstanding Common Shares authorizes:

•	a reduction in the mandatory distribution of dividends;

•	a change in the Company’s corporate purpose;

•	a transfer of all of the Company’s share capital to another company, or a transfer of the shares of another company to the Company in order to make the company whose shares are transferred a wholly-owned subsidiary of such other company, known as an “incorporação de ações”; or

•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

•	a merger or consolidation; or

•	participation in a group of concerns (the so-called “grupo de sociedades”) as defined under the Brazilian Corporation Law; or

•	a split-up (cisão) of the Company that results in a change in the corporate purpose, a reduction in the mandatory distribution of dividends or a participation in a group of concerns.

Dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from the Company’s merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they held the shares that have been adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year). In that case the 30-day term is counted from the date the minutes of the special meeting are published. Telebrás is entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

In addition, the rights of withdrawal in the third, fifth and sixth bullet points above may not be exercised by holders of shares if such shares (1) are liquid, defined as being part of the São Paulo Stock Exchange Index or other stock exchange index (as defined by the Brazilian securities commission), and (2) are widely held, such that the controlling shareholder or companies it controls have less than 50% of our shares.

In all the situations described above, the shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within 60 days preceding such shareholders’ meeting.

Liability of the Shareholders for Further Capital Calls

Neither Brazilian law nor Telebrás’ bylaws provide for capital calls. The shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

Form and Transfer

Telebrás’ shares are maintained in book-entry form with a transfer agent (the “Transfer Agent”). To make the transfer the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank and CVM pursuant to a foreign investment mechanism regulated by the Resolution No. 2,689, dated as of January 26, 2000, issued by the National Monetary Council (“Resolution 2,689”), as described under “—Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

The shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. Telebrás’ shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the CBLC and is treated in the same manner as the other registered shareholders.

Amendments to the Brazilian Corporation Law

Law No. 10,303/01, effective as of March 1, 2002, amended the Brazilian Corporation Law in several important ways, including to broaden the rights of minority shareholders like the holders of our Preferred Shares. The enacted legislation includes provisions that:

•	obligate our controlling shareholder to make a tender offer for our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares;

•	authorize us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholder increases its participation in our total capital stock to more than 95%;

•	make acquisition of control of publicly held companies contingent on tender offers for all outstanding common shares at a price equivalent to 80% of the price per share paid for the controlling block;

•

provide those shareholders which are not controlling shareholders but which have held, for at least the prior three months, either (1) Preferred Shares representing at least 10% of our share capital, or (2) Common Shares representing at least 15% of our voting capital shares, the right to appoint one member and an alternate to our Board of Directors. If no shareholders meet the thresholds, shareholders representing at least 10% of our share capital would be able to combine their holdings to appoint one member and an alternate to our Board of Directors. This right will come into effect as of the 2005 Shareholders’ Meeting. Until then, preferred shareholders whose shares represent at least 10% of our share capital and minority common shareholders whose shares represent at least 15% of our voting capital will be entitled to appoint one member and an alternate to our Board of Directors from a list of three candidates chosen by the our controlling shareholder; and

•	require controlling shareholders and shareholders that appoint members of our management, Board of Directors or Board of Executive Officers to immediately file a statement of any change in their shareholdings.

In addition, pursuant to Law No. 10,303, mixed capital companies, such as Telebrás, became subject to the same bankruptcy procedures as privately owned companies.

Regulation of and Restrictions on Foreign Investors

Law No. 5,792, of July 11, 1972, which created Telebrás, provides that the Brazilian government must hold at least 51% of the Company’s voting capital. Consequently, the Brazilian government can only transfer the control of Telebrás upon the enactment of a new law.

Foreign investors face no legal restrictions on the ownership of the Preferred Shares, and are entitled to all the rights and preferences of such Preferred Shares. However, the ability to convert into foreign currency dividend payments and proceeds from the sale of Preferred Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Nonetheless, any foreign investor who registers with the CVM in accordance with Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Resolution No. 1,289 of the National Monetary Council, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets.

Telebrás’ bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold Common Shares or Preferred Shares and exercise the rights in connection therewith.

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares of a publicly traded company must disclose its share ownership to the Brazilian securities commission and stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of 5% or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

EXCHANGE CONTROLS

There are no restrictions on ownership of Preferred Shares or Common Shares of the Company by individuals or legal entities domiciled outside of Brazil, except that, according to the law that created Telebrás, the Brazilian Government must hold at least 51% of the Company’s voting capital.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and, as the case may be, with the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent holders of Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of Preferred Shares could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the Preferred Shares and to remit the proceeds abroad.

Under Resolution 2,689 foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to foreign investments;

•	appoint an authorized custodian in Brazil for its investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

Securities and other financial assets held by a Resolution 2,689 foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization or occurring upon the death of an investor by operation of law or will.

Registered Capital

Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM and the Central Bank are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share will be equal to its purchase price (stated in U.S. dollars).

A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future.

TAXATION

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers or holders of Preferred Shares should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares.

The summary is based upon the tax laws of Brazil and the United States as in effect on the date of this Annual Report, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the depositary and on the assumption that the obligations in the deposit agreement and any related documents will be performed in accordance with their respective terms.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “non-Brazilian holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Preferred Shares.

Under Brazilian law, investors may invest in Preferred Shares under Resolution 2,689 or under Law No. 4,131 of September 3, 1962. Investments under Resolution 2,689 afford favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction. The rules of Resolution 2,689 allow foreign investors to invest in almost all instruments and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Taxation of Dividends

Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. We must pay to our shareholders (including holders of Common or Preferred Shares) interest on the amount of dividends payable to them, at the SELIC rate (the interest rate applicable to certain Brazilian government bonds traded in the Brazilian market), from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at a 20% rate. However, holders of Common or Preferred Shares not resident or domiciled in tax haven jurisdictions (See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”) investing under Resolution 2,689 are subject to such withholding tax at a reduced rate, currently at 15%.

Distributions of Interest on Shareholders’ Equity

Brazilian corporations may, subject to certain limitations, make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. The principal difference between dividends and interest on shareholders’ equity is their tax treatment.

For Brazilian corporate income tax purposes, we may deduct distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of Preferred Shares up to an interest rate which may not be higher than the Brazilian Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. Distributions of dividends are not tax-deductible. Furthermore, the total amount distributed as interest on shareholders’ equity which may be deducted for corporate income tax and social contribution tax on net profits purposes may not exceed the greater of:

•	50% of our taxable net income (before taking the distribution and any deductions for income tax but after taking the deduction for social contribution on net profit into account), as measured in accordance with the Corporate Law Method for the year in respect of which the payment is made; or

•	50% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with the Corporate Law Method.

Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of the company’s board of directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of Preferred Shares are deductible by the Company for Brazilian corporate income tax purposes if paid within the limits set out above. Such payments are subject to Brazilian withholding income tax at the rate of 15%, whether or not the effective payment is made at that time, except for payments to persons who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to persons situated in tax havens (See “Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”), which payments are subject to tax at a 25% rate. We assume the responsibility for withholding the tax levied on interest on shareholders’ equity we distribute.

Amounts paid as interest on shareholders’ equity (net of applicable withholding tax) may be treated as payments in respect of the dividends the Company is obligated to distribute to its shareholders in accordance with its bylaws and the Brazilian Corporation Law. Distributions of interest on shareholders’ equity in respect of the Preferred Shares may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of Preferred Shares to another non-Brazilian holder are not subject to Brazilian tax.

Gains realized by Brazilian holders on any disposition of Preferred Shares in Brazil are generally subject to tax at the following rates:

•	20%, if the transaction is carried out on BOVESPA; and

•	15%, if the transaction is carried out off of BOVESPA.

Gains realized on any disposition of Preferred Shares that occurs in Brazil or with a resident of Brazil by non-Brazilian holders registered under Resolution 2,689, which are located in a “tax haven” jurisdiction, are subject to the same rates applicable to Brazilian holders, as described above.

Gains realized on disposition of Preferred Shares that occurs in Brazil or with a resident of Brazil by non-Brazilian holders who are not resident in a “tax haven” are (i) exempt from Brazilian income tax, if the foreign investment in the Preferred Shares is registered under Resolution 2,689 and if such disposition is carried out on BOVESPA; and (ii) subject to the same treatment applicable to Brazilian holders, if the foreign investment in the Preferred Shares is not registered under Resolution 2,689.

Gain on the disposition of Preferred Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the effective cost of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

Except for the tax treaty with Japan, Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares. Gains realized by a non-Brazilian holder upon the redemption of Preferred Shares would be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and would accordingly be subject to tax at a rate of 15%.

Any exercise of preemptive rights relating to the Preferred Shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be subject to the same rules applicable to a sale of Preferred Shares.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares.

A financial transaction tax (the “IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (“IOF/Câmbio”) (e.g., for purposes of paying dividends and interest). The IOF/Câmbio tax rate on such conversions is currently zero on most transactions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%. Any such increase will be applicable only prospectively.

IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day, but only on a prospective basis.

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the “CPMF tax”) will be imposed on distributions by the Company. As a general rule, the Contribuição Provisória sobre Movimentação Financeira (Tax on Transactions on Bank Accounts, or CPMF), is imposed on any debit to bank accounts. Therefore, transactions by holders of preferred or common shares which involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. These transactions include situations where a non-Brazilian holder transfers the proceeds from the sale or assignment of preferred or common shares by an exchange transaction, in which case the CPMF tax will be levied on the amount to be remitted abroad in Reais. If we have to perform any exchange transaction in connection with preferred or common shares, we will also be subject to the CPMF tax. The CPMF tax imposed generally on bank account debits at the current rate of 0.38%, which will be applicable through December 31, 2003. During 2004, the CPMF tax rate will be 0.08%. The CPMF is set to expire on December 31, 2004, although the Government has announced its intention to extend such period or to convert the CPMF into a permanent tax. The financial institution that carries out the relevant financial transaction is responsible for collecting the applicable CPMF tax.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a beneficiary, resident or domiciliary of a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. See “—Taxation of Gains.”

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares. This summary applies only to purchasers of Preferred Shares who will hold the Preferred Shares as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders’ of 10% or more of our shares (taking into account shares held directly or through tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares on a mark-to-market basis, and persons holding Preferred Shares in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares.

In this discussion, unless indicated otherwise, references to a “U.S. holder” are to a holder of a Preferred Share (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the Preferred Share.

For U.S. federal income tax purposes, the Company, which has ceased business operations and will be dissolved in due course, should be viewed as being in liquidation. The Breakup should be viewed as a taxable exchange, pursuant to such liquidation, in which the holders of Preferred Shares and ADSs exchanged their Preferred Shares or ADSs for interests in the New Holding Companies and for the right to receive a portion of the additional cash or other property, if any, distributed by the Company in the course of the liquidation. While the matter is not entirely clear, pursuant to this treatment, the Preferred Shares should not be treated as representing stock of the Company, but rather should be treated merely as evidence of the right to receive liquidation distributions from the Company. Alternatively, if a holder of a Preferred Share were treated as holding stock in the Company, such holder would be viewed as holding stock in a “passive foreign investment company” (a “PFIC”) because the Company’s assets consist principally of “passive assets.”

Taxation of Distributions

Unless treated as holding stock in a PFIC, a U.S. holder will recognize gain or loss equal to the difference between the amount distributed in liquidation of the Company in respect of a Preferred Share and the U.S. holder’s tax basis in the Preferred Share. If such liquidation distributions are paid in reais, the amount distributed to such U.S. holder will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by a U.S. holder. If the U.S. holder does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars.

Upon the sale or other disposition of a Preferred Share, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Preferred Share and the U.S. holder’s tax basis in the Preferred Share. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations.

Gain realized by a U.S. holder in respect of a liquidation distribution of the Company, or upon the sale or disposition of a Preferred Share, generally will be treated as U.S. source income. Consequently, if Brazilian income tax is imposed on such gain, such U.S. holder may not be able to use the corresponding foreign tax credit unless the U.S. holder has other foreign source income of the appropriate type in respect of which the credit may be used.

As discussed above, it is not clear whether a holder of a Preferred Share would be viewed as holding stock in a PFIC. If the Preferred Shares were found to constitute stock in a PFIC then a U.S. holder could be subject to special U.S. federal income tax rules in respect of any gain realized on the sale or other disposition of the Preferred Share (including a disposition in exchange for liquidation distributions). Under these rules, (i) the realized gain would be allocated ratably over the U.S. holder’s holding period for the Preferred Share, (ii) the amount allocated to the current taxable year and to periods prior to the beginning of the first taxable year in which the Company is a PFIC would be treated as ordinary income, and (iii) the amount allocated to other periods would be subject to tax at the highest tax rate in effect for that period and the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such other period. A corporation generally qualifies as a PFIC if, during any taxable year, either (i) 75% or more of its gross income consists of “passive income,” or (ii) the average value (or if the company so elects, the average adjusted bases) of the company’s “passive assets” is 50% or more of the average value (or average bases) of all of the company’s assets. A holder of marketable stock in a PFIC may elect to mark such stock to market, and thereby recognize gains in respect of the stock currently and recognize losses to the extent of previously recognized gains. For purposes of the foregoing rules, a U.S. holder that uses a Preferred Share as security for a loan will be treated as having disposed of such Preferred Share.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a Preferred Share unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Preferred Shares to a U.S. holder generally may be subject to the information reporting requirements of the U.S. Internal Revenue Code of 1986, as amended, and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

DOCUMENTS ON DISPLAY

You may obtain copies of this Annual Report and the exhibits thereto at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, NY, and Chicago, Il. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we were not required to make filings with the Commission by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Telebrás was not exposed to material market risk at December 31, 2002. It had no material assets or liabilities denominated in foreign currency, and its principal financial assets were deposits with Banco do Brasil S.A.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer (the President) and chief financial officer (the Superintendent), of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our chief executive officer (our President) and chief financial officer (our Superintendent) concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16.	[Reserved]

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-40.

Item 19.	Exhibits

No.	Description

1.1	Amended and Restated by-laws of the Company dated as of February 28, 2003, originally dated as of February 9, 1978 (English translation).

10.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

By:
Name:	Minoru Oda
Title:	President and Investor Relations Director

By:
Name:	Vera Lúcia Garcia Caulit
Title:	Superintendent

Date:  July 14, 2003.

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER SECTION

302 OF THE SARBANES-OXLEY ACT

I, Minoru Oda, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecomunicações Brasileiras S.A.—Telebrás.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003	Minoru Oda Chief Executive Officer

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER SECTION

302 OF THE SARBANES-OXLEY ACT

I, Vera Lúcia Garcia Caulit, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecomunicações Brasileiras S.A.—Telebrás.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003	Vera Lúcia Garcia Caulit Chief Financial Officer

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

FINANCIAL STATEMENTS

As of December 31, 2002 and 2001 and

for the years ended December 31, 2002, 2001 and 2000

TELECOMUNICAÇÕES BRASILEIRAS S.A. TELEBRÁS

FINANCIAL STATEMENTS

As of December 31, 2002 and 2001 and

for the years ended December 31, 2002, 2001 and 2000

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Telecomunicações Brasileiras S.A.—TELEBRÁS

Brasília - DF

We have audited the accompanying balance sheets of Telecomunicações Brasileiras S.A.—TELEBRÁS as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002 (all expressed in Brazilian reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Telecomunicações Brasileiras S.A.—TELEBRÁS at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the financial position and shareholders’ equity at December 31, 2002 and 2001, and the results of operations for each of the three years in the period ended December 31, 2002, to the extent summarized in Note 23 to these financial statements.

INDEPENDENT AUDITORS’ REPORT (continued)

As discussed in Note 2, the Company is in process of discontinuing its operations, awaiting the Extraordinary General Meeting that will deliberate on the Company’s dissolution and will appoint a liquidator, which should occur after the decision of the Supreme Federal Court regarding the creation of the special structure to absorb TELEBRÁS’ employees assigned to ANATEL under the terms of Law No. 9.986, of July 18, 2000, the constitutionality of which is being challenged. Because such deliberation has not yet occurred, the financial statements referred to in the first paragraph are based on accounting concepts and practices applicable to entities that will continue in existence as a going concern and, accordingly, do not include all the adjustments to the liability accounts that may be necessary to settle obligations and future outlays or liabilities that may arise in the liquidation process.

As mentioned in Note 17, the Company is a defendant in various lawsuits, which were evaluated and classified by its legal advisors according to the risk of loss to the Company. Based on such evaluations, the Company recorded a provision for contingencies relating to those lawsuits classified as probable loss; for those lawsuits where losses are considered to be reasonably possible, no provision was recorded and the related amounts have been disclosed in the respective note to the financial statements. Because of the relevance of the amounts involved in this second group of lawsuits evaluated as possible loss and not accrued in the financial statements, the Company’s shareholders’ equity may be totally used to cover such obligations, if such lawsuits come to result in liabilities and, accordingly, there may be no remaining funds for the shareholders.

/s/ DELOITTE TOUCHE TOHMATSU

Brasília - DF, Brazil

January 14, 2003

Telecomunicações Brasileiras SA—Telebrás

Balance Sheets

December 31, 2002 and 2001

(In millions of Brazilian Reais—R$)

		December 31,
		2002	2001
	Note
Assets
Current assets:
Cash and cash equivalents	11	129	119
Recoverable taxes	12	6	10
Other assets		8	12

Total current assets		143	141

Noncurrent assets:
Recoverable taxes	12	81	72
Other assets		10	9

Total noncurrent assets		91	81

Total		234	222

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras SA—Telebrás

Balance Sheets

December 31, 2002 and 2001

(In millions of Brazilian Reais—R$)

		December 31,
		2002	2001
	Note
Liabilities and shareholders’ equity
Current liabilities:
Payroll and related accruals	14	5	6
Accounts payable and accrued expenses		1	5
Accrual for contingencies	17	13	8
Provision for voluntary severance program	5	40	37
Other liabilities		7	7

Total current liabilities		66	63

Noncurrent liabilities:
Accrual for contingencies	17	74	71

Total noncurrent liabilities		74	71

Shareholders’ equity:
Share capital	19	220	220
Capital reserves		—	1
Accumulated deficit		(126)	(133)

Total shareholders’ equity		94	88

Total		234	222

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras SA—Telebrás

Statements of Income

Years ended December 31, 2002, 2001 and 2000

(In millions of Brazilian Reais—R$)

		Years ended December 31,
		2002	2001	2000
	Note
Operating expenses:
General and administrative expenses		(7)	(7)	(13)
Other operating expenses, net	6	(14)	(21)	(48)

Operating loss before interest		(21)	(28)	(61)
Interest income, net	7	31	26	33

Operating income (loss)		10	(2)	(28)
Other non-operating income	8	1	37	37

Income before taxes		11	35	9
Income and social contribution taxes	9	(5)	(14)	(8)

Net income		6	21	1

Shares outstanding at the balance sheet date (millions)		556,429	556,429	334,380

Earnings per thousand shares outstanding at the balance sheet date		0.01	0.04	0.00

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras SA—Telebrás

Statements of Changes in Shareholders’ Equity

Years ended December 31, 2002, 2001 and 2000

(In millions of Brazilian Reais—R$)

	Share capital	Capital reserves	Accumulated deficit	Total
Balances at January 1, 2000	207	—	(155)	52
Net income for the year	—	—	1	1
Tax incentive investments	—	1	—	1

Balances at December 31, 2000	207	1	(154)	54
Net income for the year	—	—	21	21
Issue of capital in lieu of expansion plan contributions	13	—	—	13

Balances at December 31, 2001	220	1	(133)	88
Net income for the year	—	—	6	6
Transfer from reserve	—	(1)	1	—

Balances at December 31, 2002	220	—	(126)	94

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras SA—Telebrás

Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

(In millions of Brazilian Reais—R$)

	Year ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	6	21	1
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Unrealized loss on expansion plan contributions	—	—	2
(Increase) decrease in other current assets	4	4	(12)
(Increase) in other non-current assets	(1)	(6)	(5)
Increase (decrease) in payroll and related accruals	(1)	3	(6)
Increase (decrease) in accounts payable and accrued expenses	(4)	4	—
Increase (decrease) in provision for voluntary severance program	3	7	(22)
Decrease in other current liabilities and proposed dividends	—	(37)	(51)
Increase in accrual for contingencies	3	8	57
Increase in other non-current liabilities	—	—	1

Net cash provided by (used in) operating activities	10	4	(35)

Cash flows from financing activities:

Dividends paid	—	—	(2)

Net cash used in financing activities	—	—	(2)

Increase (decrease) in cash and cash equivalents	10	4	(37)
Cash and cash equivalents at beginning of year	119	115	152

Cash and cash equivalents at end of year	129	119	115

The accompanying notes are an integral part of the financial statements.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

1. Operations

Telecomunicações Brasileiras S.A. (“TELEBRÁS”) began its operations in 1972, its principal activity being that of controlling shareholder of 27 state telecommunication companies and one long distance telecommunication company—Embratel. Through December 31, 1997, the Group (the ‘TELEBRÁS System’), through its operating subsidiaries, offered national and international communication services in the areas of voice, text, data, sound and image transmission and was responsible for more than 91% of the public telecommunication services in Brazil.

2. Break-up and privatization of the TELEBRÁS System

Beginning in 1995, the Federal Government of Brazil (“the Federal Government”) undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997 the Federal Congress adopted a General Telecommunications Law providing for the privatization of TELEBRÁS which, through its 28 operating subsidiaries was the primary supplier of public telecommunication services in Brazil.

As part of the process of restructuring for privatization of the TELEBRÁS system, the cellular telecommunications businesses were first separated from the fixed line businesses, via a spin off, cisão, of the Telebrás subsidiaries. This resulted in the creation of 26 new cellular telecommunication companies. Subsequently, the subsidiaries of TELEBRÁS were grouped into twelve separate groups, controlled by twelve new holding companies, (i) three regional fixed line groups, (ii) eight regional cellular groups, and (iii) one national and international long-distance group. This structure was created on May 22, 1998, for the spin-off of TELEBRÁS, approved by the shareholders of the Company. The spin-off, that consisted of the separation of the cellular companies and the subsequent formation of the twelve new controlling companies was performed in accordance with procedures adopted under Brazilian corporate law. Because of the spin-off of Telebrás, the ordinary and preferred shareholders of the Company were entitled under Brazilian law, in addition to each share in TELEBRÁS, to one common share or one preferred share in each of the twelve New Holding Companies.

The New Holding Companies were allocated all the assets and liabilities of TELEBRÁS, including the shares held by TELEBRÁS in the operating companies of the TELEBRÁS System, except for:

•	approximately R$115 of net assets attributed to a research foundation that, during 1998, took over the activities previously performed by the TELEBRÁS Campinas Research and Development Center; and

•	R$370 of net assets to provide the funds required to liquidate TELEBRÁS.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

In July 1998, the Federal government sold its shareholding in the twelve New Holding Companies to private purchasers, thus implementing the privatization of the companies that made up the TELEBRÁS System.

Under the terms of the breakup, liability for any acts committed by TELEBRÁS prior to the effective date of the breakup remains with TELEBRÁS, excluding those liabilities transferred to the New Holding Companies as stated in the document prepared for the split-up of Telebrás.

The Company’s Board of Directors approved on August 19, 1999, the plan of liquidation prepared by the Executive Officers, in accordance with Ordinance No. 196 issued by the Communications Ministry on August 20, 1998. The Board of Directors is required to present the plan to the shareholders in an Extraordinary General Meeting (EGM) to obtain approval for the liquidation of TELEBRÁS in accordance with articles 136, X and 206, I of Law No 6404/76. It was agreed by the Board of Directors that the plan should be updated monthly until the EGM is held. This plan does not detail the process of liquidation because the matter will depend on the decision made in the EGM. The EGM will discuss the dissolution of the Company and nominate the liquidator. The plan consists of a list of outstanding matters relating to the break-up of TELEBRÁS that are required to be addressed prior to the holding of the EGM. The principal matters highlighted in the plan through December 2002 were:

a)	the resolution, to the extent possible, of all outstanding legal proceedings and transfer to the new holding companies of those proceedings which are legally their responsibility;

b)	cancellation of the Company’s registration with various regulatory authorities and stock exchanges including the CVM, SEC, Bovespa, and BOVMESB;

c)	the substitution of the TELEBRÁS bank guarantees (see note 16);

d)	the organization of documentation and records of TELEBRÁS, to be sent to the National Archive;

e)	the settlement of outstanding liabilities and contingencies; and

f)	the recovery of tax credits.

On July 18, 2000 the Federal Law 9986 was passed, authorizing, amongst other provisions, the creation of Anatel’s staff, and allowing that a designated group of former employees of Telebrás working for Anatel at that date under a temporary basis agreement, be formally absorbed by Anatel. In September 2000 two suits for declaration of unconstitutionality (ADIs) were filed with the Supremo Tribunal Federal (“STF”), questioning the provisions of the federal law, including, this staff transfer. The Justice (“Ministro Relator”), presiding over the ADI, gave a preliminary injunction in favor of the ADI, ad referendum of the STF´s plenary session to be held at a future date.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

The decision in relation to the ADI was suspended as of June 13, 2001 as one member of the STF requested the re-examination of the process. As a result, Anatel could not absorb the transferred staff of Telebrás. Such employees then became part of Telebrás’ staff and were transferred to Anatel. The latter shall incur with all costs and expenses relating to such employees during the secondment. Due to that fact, the Company’s Board of Directors decided that the holding of the Extraordinary General Meeting for the dissolution of Telebrás should only occur after the STF’s final decision.

The suits for declaration of unconstitutionality had not been judged by the STF until December 31, 2002 and TELEBRÁS is awaiting the court´s decision to take the necessary measures for commencement of its dissolution. Any significant change in the status shall be communicated to the market.

The financial statements do not contemplate any possible extraordinary liabilities that may be incurred during the liquidation of the Company. As a result of the split-off of the operational assets, the Company’s only sources of income are the investment of its available cash and the reversal of unclaimed dividends in accordance with Telebrás by-laws. The existing cash may be totally used to pay liabilities and as a result no funds may be available for the shareholders.

3. Presentation of the financial statements

Years ended December 31, 2002, 2001 and 2000

The basis of preparation of the financial statements is consistent with the published financial statements of TELEBRÁS, which have been prepared in accordance with accounting practices adopted in Brazil.

After the spin-off during 1998, the financial statements were prepared on a stand-alone basis.

4. Summary of significant accounting practices

(a)	Cash equivalents

Cash equivalents are considered to be short term investment (daily) and are stated at cost plus accrued income up to the balance sheet date.

(b)	Recoverable taxes and other assets

Recoverable taxes are comprised of income taxes withheld at source by third parties and are recorded at probable recoverable value to be refunded by the federal government.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Other assets are comprised of salaries and payroll expenses related to employees assigned to Agência Nacional de Telecomunicações—ANATEL and other government bodies, recorded at the probable recoverable amount to be refunded.

(c)	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

(d)	Income and social contribution taxes

Brazilian taxes comprise income tax and social contribution tax. Since 1998, the Company has not recorded any net deferred tax assets because management does not believe that it is more likely than not that such a benefit will be realized because of the Company’s planned liquidation (see Note 9).

(e)	Provisions for contingencies

Provisions for contingencies are based on legal advice and management’s opinion as to the eventual outcome of the outstanding matters at the balance sheet date.

(f)	Financial income/(expense)

Financial income/(expense) represent interest and indexation earned/incurred from financial investments, other assets and liabilities.

(g)	Retirement benefits

Current costs are determined actuarially and are recorded on the accrual basis (See Note 18).

(h)	Earnings per thousand shares

Earnings per thousand shares were calculated based on the number of shares outstanding at the balance sheet date.

(i)	Use of estimates

The preparation of financial statements in conformity with Brazilian Corporate Law requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

5. Provision for voluntary severance program

Following the spin-off of TELEBRÁS, and the creation and privatization of the New Holding Companies, the Company has been preparing itself for liquidation. As part of this process, and with the approval of the Ministry of Communications, a provision of R$97 for the termination of the contracts of all remaining employees was recorded in 1998.

Various collective bargaining agreements were made during 2001 relating to TELEBRÁS employees and the Company also recalculated the provisions for penalties relating to FGTS (Government severance indemnity fund) payments that are included in the voluntary severance program. As a result of this, the Company recorded an additional provision relating to the program of R$7 in 2001.

On December 31, 2002 severance program provision related to 364 (364 in 2001) employees that will be made redundant in the future amounted to R$40 (R$37 in 2001), after an additional provision of R$3 made during the year.

6. Other operating expenses, net

	2002	2001	2000
Taxes other than income taxes	(1)	(2)	(3)
Technical and administrative services	—	—	2
Provision for contingencies (note 17)	(10)	(7)	(57)
Provision for voluntary severance program	(3)	(7)	—
Provision for loss on withholding taxes paid	—	—	(2)
Reversal of provision for recoverable taxes (note 12)	—	—	11
Reimbursement of taxes paid by supplier	—	(3)	—
Other	—	(2)	1

Total	(14)	(21)	(48)

7. Interest income, net

	2002	2001	2000
Financial income:
Interest income	32	27	37
Financial expenses:
Interest expense	(1)	(1)	(4)

Total	31	26	33

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

8. Other non-operating income

Other non-operating income, R$ 1 in 2002 refers to the recovery of federal taxes. Other non-operating income until December 31, 2001 were comprised solely of the reversal of unclaimed dividends (R$37 in 2001 and R$37 in 2000).

9. Income taxes

Brazilian income taxes comprise federal income tax and social contribution tax. In 2000, 2001 and 2002 the rate for income tax was 25%. The rate for social contribution tax was 12% until January 2000, falling to 9% from February 1, 2000 on. These changes produce combined statutory rates of 37% in January 2000 and 34% from February 1, 2000 thereafter.

The following is an analysis of the income tax expense:

	2002	2001	2000
Social contribution charge	2	5	3
Federal income tax charge	6	14	8
Tax loss carry-forwards offset	(3)	(5)	(3)

Total tax charge	5	14	8

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates.

	2002	2001	2000
Income before taxes as reported in the accompanying financial statements	11	35	9
Tax charge at the combined statutory rate	4	12	3

Additions:
Provision for contingency	3	5	19
Provision for voluntary severance program	1	2	—
Other	—	1	1
Exclusions:
Provision for voluntary severance program	—	—	(7)
Reversal of provisions	—	—	(4)
Other items:
Tax loss carry-forwards	(3)	(6)	(4)

Income tax charge as reported in the accompanying financial statements	5	14	8

Effective tax rate	45.5%	40.0%	88.9%

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

The Company has not recorded deferred tax assets related to temporary differences or tax loss carry-forwards given that the Company has estimated that it is more likely than not that such assets will not be realized. Temporary differences and tax loss carry-forwards are as follows:

	Tax Basis
	Income Tax		Social Contribution
	2002	2001	2002	2001
Accrual for contingency	87	77	87	77
Provision for voluntary severance program	40	37	40	37
Provision for tax loss	3	3	3	3
Provision for suppliers/loss on receivables/FINAM	6	7	6	7
Tax loss/negative tax basis	46	53	46	53

Total	182	177	182	177

10. Cash flow information

	2002	2001	2000
Cash paid against provision for voluntary severance program	—	—	22

Non-cash transactions:
Fiscal incentive investment credits received	—	—	1

As of December 31, 2002, R$67 had been paid to 514 employees fired during the 1998-2000 period in connection with the voluntary severance program. There were no layoffs during 2002 and 2001.

Income and social contribution taxes have been offset against recoverable tax balances, and thus did not generate any cash payment, as mentioned in Note 12.

11. Cash and cash equivalents

	2002	2001
Short-term deposits with Banco do Brasil S.A.	129	119

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

12. Recoverable taxes

	2002	2001
Withholding income tax	87	82

Current assets	6	10
Noncurrent assets	81	72

The Company is offsetting part of these recoverable tax balances against taxes due on other income and income tax payable to the Federal Government in respect of income tax and social contribution payable on taxable income, and withholding income tax on salaries and third party services. In addition, the Company has the right to recover the amount directly from the National Finance Secretary—SRF and is taking steps to this end to receive the remaining outstanding credit balances.

These tax credits are updated monthly by the Selic interest rate, in accordance with legal rulings in force.

In 1999, under Brazilian tax law, the Company had the opportunity to sell tax credits to third parties at a discount and a provision of R$11 was recorded during the year ended December 31, 1999 to adjust these tax credits to their net realizable value. During 2000, such tax law was revoked. Given that the Company considered that the tax credits would not be realized in the future through credit sale to third parties, the provision was reversed during 2000.

13. Rentals

TELEBRÁS rents equipment and premises through a number of operating agreements that expire at different dates. Consolidated annual rental expenses under these agreements are: 2002—R$ 1; 2001—R$1 and 2000 —R$2.

As of December 31, 2002 and 2001 there were no rental contracts with noncancelable terms in excess of one year.

14. Payroll and related accruals

	2002	2001
Wages and salaries	1	1
Accrued social security charges	3	3
Accrued benefits	1	1
Payroll withholdings	—	1

Total	5	6

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

15. Dividends payable

The Company had a balance of unclaimed dividends from prior years of R$37 in 2000. In accordance with its by-laws, the dividends not claimed after a period of three years are reversed in favor of the Company. The balance of unclaimed dividends that existed at 2000 was totally reversed in 2001 as other non-operating income.

16. Guarantees

The New Holding Companies were obliged as part of the privatization process to replace TELEBRÁS guarantees given on the borrowings of TELEBRÁS’ former subsidiary companies with their own guarantees. In the case where creditors do not agree with the substitution of guarantees offered by the New Holding Companies, these Companies are obliged to offer counter-guarantees of a real nature or bank guarantees to TELEBRÁS. As of December 31, 2001, R$719 of US dollar denominated debt of these former subsidiaries remained under the guarantee of TELEBRÁS, with counter-guarantees in place from Telesp Participações S.A.

As of December 31, 2002, there still remained guaranteed by TELEBRÁS certain contracts and financial operations of Telecomunicações de São Paulo S.A.—Telesp in the amount of US$310 million, which is the maximum exposure under the guarantee, equivalent at that date to R$1,095, maturing on September 26, 2004, for which counter-guarantees have been provided by Telesp Participações S.A. (current Telecomunicações de São Paulo S.A.) in accordance with item 4.3, Chapter 4—Rights and Obligations of Purchasers of Companies’ Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunication companies, through the sale of shares held by the federal government. These counter-guarantees provided by Telecomunicações de São Paulo S.A. are represented by promissory notes issued in favor of TELEBRÁS and would be used (also in a legal action, if it would be the case) to recover from Telecomunicações de São Paulo S.A. or from Telesp Participações S.A. any amounts paid under the guarantee. TELEBRÁS has not recorded any liability related to these guarantees at December 31, 2002.

In 2002 TELESP was requested to replace such guarantees and has informed that it is arranging for this replacement with the depositary agent.

17. Contingencies

TELEBRÁS is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for amounts to cover its estimated losses due to adverse legal judgements.

Out of a total of 486 lawsuits, 135 (49 are related to civil claims and 86 to labor claims) were filed against TELEBRÁS and its subsidiaries, in which TELEBRÁS is the defendant as the holding company of the former TELEBRÁS System. Due to the restructuring of the TELEBRÁS System and also to the spin-off

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

of the Holding TELEBRÁS, and considering that the claims were originally against the operating companies, replacement for TELEBRÁS in the lawsuits is being requested.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Requests for replacement have been approved by the new holding companies and filed with the competent courts. Most of the requests filed have not yet been judged.

Probable loss accrued

During the year, an additional provision for contingencies in the amount of R$ 10 (R$ 7 in 2001 and R$ 57 in 2000) was recorded against income.

Accruals for contingent liabilities at December 31, were as follows:

	2002	2001
Labor	8	7
Civil	79	72

Total	87	79

Current	13	8
Long-term	74	71

The amounts provided represent management’s estimate of the most probable loss in relation to suits filed by current and former employees, tax assessments and civil suits.

As of December 31, 2002, the balance related to accruals for contingencies of R$ 87, recorded in liabilities, refers to 54 lawsuits (31 labor claims and 23 civil claims). From such balance R$ 69 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders’ Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

Possible loss not accrued

As of December 31, 2002, the aggregate amount of approximately 171 lawsuits, classified as possible loss, and therefore not accrued, are estimated at a minimum amount of R$ 258, as follows:

i) R$229 relate to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase in 1997 in the form of conversion of subscribers’ contributions, claiming for receiving TELEBRAS shares at their equity value instead of shares of the former subsidiaries at market values. There are another 2 civil claims of undetermined amounts.

ii) R$3 relates to 48 labor claims (recovery of losses, overtime, bonus, health exposure premium, severance pay fund (FGTS), etc.).

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

iii) R$26 relates to 87 civil claims (indemnification relate to spin-off, damages, annulment of bids, etc.) and another 2 civil claims of undetermined amounts and 19 claims without financial impact to the Company.

Prescription of tax contingencies

Tax and contributions, in general, remain open and subject to examinations by tax authorities during a period of approximately five years.

Administrative claim

In August 1999, TELEBRÁS received a notification from Embratel Participações S.A.—EMBRAPAR and Empresa Brasileira de Telecomunicações S.A.—EMBRATEL, requiring retroactive adjustments to the net assets transferred to EMBRAPAR and EMBRATEL in the spin-off process, in order to include contingent tax liabilities relating to international operations prior to the TELEBRÁS spin-off.

Regarding this subject, TELEBRÁS sent the notification to the Ministry of Communications, which requested the opinion of the government attorney general, who issued Opinion No AGU/SF/01/2000, dated September 28, 2000 and published on November 1, 2000, exempting TELEBRÁS and the federal government from any liability, which was duly informed to those companies.

Embratel has filed with the Tribunal de Justiça do Distrito Federal (TJDF) a judicial protest aimed at avoiding limitation of action to charge Telebrás in respect of the federal income tax and state goods and services tax (ICMS) levied on outgoing and incoming international calls, charged by both the Brazilian Federal and State Internal Revenue Services.

18. Accrued pension costs

Social Security Foundation—SISTEL

TELEBRÁS together with the other companies of the ex-Telebrás system sponsor private pension and post retirement medical care plans, managed by the Social Security Foundation—SISTEL. Until December 1999 all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the creation of individual retirement plans, by sponsor, and the maintenance of jointly liability only in respect of participants already assisted at January 31, 2000, which resulted in a proposal for restructuring the plans’ articles and rules, which was approved by the Supplementary Social Security office as at January 13, 2000.

The purpose of the amendments to the SISTEL articles was to authorize it to manage other benefit plans, resulting from the new status as a multi-sponsoring entity, in view of the new reality arising from the TELEBRÁS system privatization.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

The new version foresaw planned restructuring of the Plan of Benefits of Sistel (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between “Plan PBS-A” and “Sponsoring Plans”. The accounting segregation of the plans was implemented by SISTEL effective from February 1, 2000 on.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

In accordance with articles 5 and 6 of Constitutional Amendment No. 20, of December 15, 1998, the cost of the pension plans began, in December 2000, to be equally shared between the sponsor and the participant employees. This decision was ratified by the Board of Trustees of Fundação Sistel at the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution now is 8% of salaries of participant employees.

Sponsored plans

TELEBRÁS sponsors the following plans:

(i)	PBS – A

This is a defined benefit plan. The sponsors shall make cash contributions in case the plan assets are not sufficient to satisfy future retirement benefit obligations.

This plan is composed of participants retired prior to January 31, 2000, with all sponsors and Sistel taking joint liability for the plan.

(ii)	PBS – TELEBRÁS

This is a defined benefit plan. TELEBRÁS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRÁS plan participants who were not retired at January 31, 2000. There no longer exists joint liability between the sponsors of the plans administered by Sistel.

(iii)	PAMA

The Post-retirement Medical Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebrás plans at shared costs. Per the regulation, this plan is funded by sponsor contributions at a rate of 1.5% of monthly remuneration of active participants covered by the PBS plans.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Plan status

As of December 31, 2002, the status of the Sistel plans is as follows:

A.	PBS -TELEBRÁS and PBS – A

	PBS – TELEBRÁS		PBS-A
	2002	2001	2002	2001
Mathematical provisions and funds	227	192	3,668	3,252
Other liabilities	—	39	4	127

Total reserves and other liabilities	227	231	3,672	3,379
(-) Total plan assets	270	255	4,053	3,682

(=) Accumulated surplus	43	24	381	303

In fiscal year 2002, Company contributions to the PBS TELEBRÁS plan were R$ 1 (R$ 1 in 2001).

B.	PAMA

	2002	2001
Assistance and administrative funds	435	390
Other liabilities	—	3

Total funds and other liabilities	435	393
Total assets of Sistel	435	393

Regulatory Instruction CVM 371—Accounting for Employee Benefits

In accordance with Regulatory Instruction CVM 371 issued by the Brazilian Securities Commission (CVM), the following tables set forth the information on post-employment benefit plans sponsored by TELEBRÁS.

PBS – Telebrás and PBS – A

Although PBS plans have a surplus as of December 31, 2002 and 2001, the sponsor recognized no assets, since law does not allow reimbursement of such surplus.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

	PBS TELEBRÁS		PBS “A” (*)
	2002	2001	2002	2001
Reconciliation of assets and liabilities
Actuarial present value of benefit obligations	130	111	204	196
Plan assets at fair value	269	215	255	224

Plan assets in excess of benefit obligations	139	104	51	28

Estimated expense (income) for fiscal 2003

a) Current service cost (with interest)	5	—
b) Estimated contributions from participants for 2003	(2)	—
c) Interest cost on actuarial obligations	15	22
d) Expected return on plan assets	(39)	(36)

Total	(21)	(14)

(*)	Relates to the TELEBRÁS’s proportional share in assets and liabilities of the PBS A plan, according to actuarial calculations.

Summary of Participant Reference Data

	PBS TELEBRÁS	PBS Assisted
Active Employees
Number	380	—
Average age (years)	47	—
Average length of service (years)	20	—
Average length of future service (years)	10	—

Employees receiving benefits

Number	79	495
Average age (years)	55	60
Life expectancy	21	17

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Actuarial assumptions used in calculations for 2002.

Actuarial discount rate for obligations:	11.30% p.a. (6.0% actual and 5.0% inflation)
Expected rate of return on plan assets:	14.45% p.a. (9.0% actual and 5.0% inflation)
Estimated rate of remuneration increase:	8.15% p.a. (3.0% actual and 5.0% inflation)
Estimated rate of benefits increase:	5.00% p.a. (0.0% actual and 5.0% inflation)
Estimate long-term inflation rate (basis for determining the above nominal rates):	5.00%
General mortality table:	UP84 with 1 year of aggravation
Biometric disability table:	Mercer Disability for PBS-Telebrás. N/A to PBS-A.
Expected rate of turnover:	Null
Probability of retirement:	100% when first eligible for a benefit of PBS Telebrás. N/A to PBS – A.

Additional Information

1) Plan assets relate to November 30, 2002.

2) Individual reference data used relate to September 30, 2002, projected for December 31, 2002.

3) Reference statistics consider the family group of beneficiaries as a single benefit.

4) Increase in liability, as a result of the adoption of this instruction, was fully recognized.

5) Sponsor and participants´ contributions in 2002 fell below expectations because they were suspended as a result of the plan surplus. Expected contributions consider the costing plan in effect.

6) Administrative expense for 2003 is not included in the cost of current service.

7) PBS A benefits paid during the year were segregated based on each sponsor´s share in benefit obligations.

Post-retirement Medical Care Plan—PAMA

Based on the opinion of its legal counsel and Sistel’s legal counsel and actuaries, Company management understands that the PAMA sponsors’ commitment to Sistel is not an actuarial commitment and can be characterized as a Defined Contribution Plan, as it may be modified in its level of coverage or even terminated in case it is determined that the asset does not match expected provision of services.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Although the Company is supported by the opinion of its legal counsel and actuaries with respect to considering PAMA as a Defined Contribution Plan, there is no assurance that no litigation will arise in the future. Aiming at transparency of information, the management of TELEBRÁS informs its shareholders that if PAMA had to be valued actuarially as a defined benefit plan considering the TELEBRÁS’s proportionate share of multi-sponsor plan assets and liabilities as of December 31, 2002, the estimated amount of obligations in excess of plan assets at fair value and, therefore, the potential contingent actuarial liability would be approximately R$ 14 (R$16 in 2001).

TELEBRÁS Withdrawal

TELEBRÁS withdrawal as sponsor of Sistel Foundation, either by formal petition or because of its termination, is subject to the procedures set forth by the Sistel Foundation and Resolution No. 06 of the Social Security Ministry—MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for allocation of additional funds by TELEBRÁS.

According to the Law No. 9986 (published on July 19, 2000) it was established that the agencies absorbing the special personnel structure as per articles 19, 27 and, more specifically the article 30, challenged by the suit for declaration of unconstitutionality no. 2310 (ADI-2310-1/DF), which created the ANATEL Special Staff, may, as successors, become sponsors of the pension funds, to which, the employees composing such structure, are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of the Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees at the Extraordinary Meeting held on November 29, 2000.

TelebrásPrev

Following the modern trend toward creating supplementary pension plans other than defined benefit plan, the Company, along with Sistel, created a mixed plan called TelebrásPrev, based on a defined contribution for programmable benefits (retirement) and defined benefit for risk benefits (sickness benefit, disability compensation and death benefit). The new plan was approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. The participants of PBS-TELEBRÁS (defined benefit plan) were granted the option of migrating to this new plan, which shall occur within 90 days from December 3, 2002.

With the migration, it is expected that TELEBRÁS contributions to Sistel’s pension and health care plans will decrease.

During the plan approval process from July to December 2002, TELEBRÁS contributions to PBS-TELEBRÁS were suspended, without charges to TELEBRÁS as well as to the pension fund´s participants, due to the plan surplus.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

19. Shareholders’ equity

Share capital

The Company’s authorized capital at December 31, 2002 was R$22,986. Subscribed and paid-in capital was R$ 220, represented by 556,448 thousand shares without par value, distributed as follows (in million shares):

	Common	Preferred	Common Treasury	Total Outstanding
As at December 31, 2002 and 2001	346,418	210,030	(19)	556,429

Shareholders’ equity per 1000 shares (Brazilian Reais) –

As of December 31, 2001			0.158
As of December 31, 2002			0.168

The preferred shares are non-voting, have priority on capital redemption and are entitled to a minimum annual non-cumulative 6% dividend based upon their nominal capital value. Through December 31, 1995 shareholders’ equity was monetarily adjusted for inflation.

As of December 31, 2002, the Company had 19,366 thousand common shares in treasury.

Dividends

Dividends are calculated in accordance with the Company’s by-laws and Brazilian corporate law. No dividend was proposed for 2002, 2001 and 2000 due to accumulated deficit positions as of those dates.

20. Transactions with related parties

The principal related parties are Federal Government Institutions, with which the following transactions, excluding taxes and similar transactions, were conducted:

	2002	2001	2000
Income :
Interest on deposits with Banco do Brasil S.A.	21	18	22
Anatel	—	2	2
Expense:
Anatel	—	1	1

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

	2002	2001
Assets:
Deposits with Banco do Brasil S.A.	128	119
Salary and other costs recoverable from Anatel	3	8

The Company re-charges ANATEL for the cost of salaries, provision for vacation, and related social charges incurred in relation to employees assigned to ANATEL. The recoverable costs are capitalized, and are thus not reflected as income and expenses of the Company.

21. Expansion plan contributions

The Company passed a resolution at the Extraordinary General Meeting held on April 30, 2001, and capitalized R$13 of the outstanding expansion plan contributions and transferred R$7 to provisions for contingencies.

Expansion plan contributions were the means by which the TELEBRÁS System financed the growth of the telecommunications network. Until June 30, 1997 the contributions were made by companies or persons to be connected to the national telephone network. Such contributions were paid directly to the subsidiary companies and when payments were made in installments, interest was charged. The capital value received from the prospective telephone subscribers was treated as follows:

•	80% was capitalized by the subsidiary company in the name of TELEBRÁS, with the value per share issued to TELEBRÁS being equal to the subsidiary’s equity value per share at the end of the year preceding the capitalization.

•	20% was remitted by the subsidiary to TELEBRÁS in the month following receipt.

•	Until December 31, 1995 the total capital value received was indexed from the month of receipt to the date of the next audited balance sheet and then capitalized in the name of the prospective subscriber by TELEBRÁS, at a value per share equal to the equity value per share shown in the audited balance sheet. From January 1, 1996 indexation was no longer applied and for contracts signed as from that date those subsidiaries whose shares were publicly traded were allowed the option of using a value per share equal to the market value, when this was higher than the equity value.

In addition to the expansion plans which the subsidiaries promoted directly, they also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook the development of the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The companies or individuals paid the contractor. On completion of the project the subsidiaries incorporated the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which were then treated in the same manner as the capital values received from prospective telephone subscribers, as described above.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

22. Fair values of financial assets and liabilities

As of December 31, 2002, the Company’s financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, using interest rates compatible with market conditions. The Company did not enter into derivative operations.

23. Summary of the differences between Accounting Practices Adopted in Brazil and U.S. GAAP

TELEBRÁS’ accounting policies comply with accounting practices adopted in Brazil. Accounting policies, which differ significantly from generally accepted accounting principles in the United States of America (‘US GAAP’) are described below.

(a) Pension Plan

As described in Note 18, under accounting practices adopted in Brazil, the Company did not record an asset related to the surplus of the PBS Telebrás plan. Under U.S. GAAP, recognition of an asset related to the prepaid pension costs is required. Note 23 a. provides the disclosures required by SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits.

(b) Items posted directly to shareholders’ equity accounts

Under accounting practices adopted in Brazil, various items are posted directly to shareholders’ equity accounts, which under U.S. GAAP would be posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and fiscal incentive investment credits received.

(c) Reversal of unclaimed dividends

As described in Note 8, under accounting practices adopted in Brazil, unclaimed dividends are reversed against income. Under U.S. GAAP, unclaimed dividends are reversed against retained earnings.

(d) Earnings per share

Under accounting practices adopted in Brazil, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, earnings per share take into account both common and preferred share equivalents for expansion plan contributions and are calculated on a weighted average basis.

In these financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

In February 1997, the Financial Accounting Standards Board issued SFAS 128 “Earnings Per Share”. This statement became effective for financial statements for periods ending after December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share has been calculated using the “two-class” method for U.S. GAAP purposes. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of outstanding shares. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum 6% of capital stock (as defined in the Company’s by-laws)) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Common stock dividends are calculated as the total dividend less the preferred stock dividend.

Diluted earnings per share is identical to basic earnings per share for all periods presented.

(e) Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by accounting practices adopted in Brazil. However, in these financial statements, the level of disclosure has been expanded in relation to that presented in the financial statements published in Brazil.

(f) Interest income/(expense)

Accounting practices adopted in Brazil require interest to be shown as part of operating income. Under U.S. GAAP interest income/(expense) would be shown after operating income.

(g) Employees’ profit sharing

Accounting practices adopted in Brazil require employees’ profit sharing to be shown as a separate item in the statement of income. Under U.S. GAAP employee profit sharing would be included as an expense in arriving at operating income.

(h) Deferred income tax

Under accounting practices adopted in Brazil, deferred income tax assets related to deductible temporary differences or tax loss carryforwards are not recognized if it is more likely than not those such assets will not be realized. Under accounting practices adopted in Brazil, no deferred income tax assets are recorded given that the Company has estimated that it is more likely than not those such assets will not be realized.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Under U.S. GAAP, the Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of income in the period in which the enactment rate changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

For U.S. GAAP purposes, the Company has recorded a full valuation allowance given that the Company has estimated that it is more likely than not those such assets will not be realized. Consequently, no measurement difference exists between U.S. GAAP and accounting practices adopted in Brazil.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Reconciliation of the differences between US GAAP and Brazilian Corporate Law

	Year ended December 31,
	2002	2001	2000
Net income under accounting practices adopted in Brazil	6	21	1
U.S. GAAP adjustments:
Items posted directly to shareholders’ equity—Tax incentive investments	—	—	1
Reversal of unclaimed dividends	—	(37)	(37)
Pension plan adjustment	20	18	15
Deferred income taxes on the above	(7)	7	8

Net income (loss) under U.S. GAAP	19	9	(12)

Earnings (loss) per thousand shares in accordance with U.S. GAAP

	2002	2001	2000
			(as restated)
Basic and diluted:
Common shares:
Continuing operations	0.03	0.04	(0.10)
Average common shares outstanding (millions)	346,399	346,399	124,350
Preferred shares:
Continuing operations	0.03	0.04	(0.06)
Average preferred shares outstanding (millions)	210,030	210,030	210,030

	2002	2001
Shareholders’ equity under accounting practices adopted in Brazil	94	88
U.S. GAAP adjustments:
Expansion plan contributions	—	—
Pension plan adjustment	53	33
Deferred income taxes on the above	(18)	(11)

Shareholders’ equity under U.S. GAAP	129	110

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Statement of Changes in Shareholders’ Equity under US GAAP:

Total
Balance, December 31, 2000	64
Forfeiture of unclaimed dividends—net of income taxes	24
Capital increase	13
Net income for the year	9

Balance, December 31, 2001	110
Net income for the year	19

Balance, December 31, 2002	129

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

24. Additional disclosures required by U.S. GAAP

a. Pension and other post-retirement benefits

At the beginning of 2000 the Company agreed the basis for transferring its active employees from the SISTEL multi-employer pension and life insurance plans into an individual plan for the benefit of the employees of the Company. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor of the multi-employer plans divided by the total PBO of Sistel at December 31, 1999.

The inactive employees of all of the New Holding Companies which participated in the Sistel defined benefit pension plan will remain as part of the multi-employer plan in Sistel. The post-retirement benefit plans remain as a multi-employer plan; however, Sistel will no longer subsidize life insurance premiums for inactive (retired) employees. The concept of joint financial responsibility continued to be applicable to all benefits plans offered through Sistel up to December 31, 2000, except for the active employee individual retirement pension plans.

Curtailment of the multi-employer life insurance plan

As a result of the New Holding Companies negotiating their own insurance contracts for employee life insurance, the indirect subsidy of the contract costs for retired employees, which was the basis for determining the SFAS 106 liability and costs, no longer exists. Consequently, SISTEL determined that as of December 31, 1999, for U.S. GAAP purposes, there was a curtailment of the life insurance plan.

The changes in the benefit obligation and plan assets and the funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with U.S. GAAP, are as follows:

Pension Benefits

Change in Assets

	December 31, 2002		December 31, 2001
	Inactive (1)	Active	Inactive (1)	Active
Fair value of plan assets at beginning of year	3,214	215	3,013	197
Actual contributions		1		3
Benefits paid	(254)	(3)	(233)	(3)
Actual return on plan assets	690	56	434	18

Fair value of plan assets at end of year	3,650	269	3,214	215

(1)	The plan is comprised of participants covered by the Sistel Benefits Plan (PBS) already retired prior to January 31, 2000, maintaining the joint liability among the sponsors and Sistel.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Change in the Obligation

	December 31, 2002		December 31, 2001
	Inactive	Active	Inactive	Active
Benefit obligation at beginning of year	2,810	111	2,377	111
Service cost	—	4	—	5
Interest cost	305	12	269	12
Benefit paid	(254)	(3)	(233)	(3)
Actuarial gains / (losses)	61	6	397	(14)

Benefit obligation at end of year	2,922	130	2,810	111

Funded status	728	139	404	104

Unrecognized net actuarial loss	(1,656)	(102)	(1,535)	(90)

Unrecognized prior service cost	426	16	488	19

Prepaid / (accrued) pension cost	(502)	53	(643)	33

Net periodic pension cost (under SFAS 87)

	2002		2001
	Inactive	Active	Inactive	Active
Service cost	—	3	—	3
Interest cost	305	12	269	12
Expected return on plan assets	(449)	(31)	(435)	(29)
Amortization of Initial transition obligation	61	2	61	2
Recognized net actuarial loss	(58)	(6)	(82)	(6)

Net periodic pension cost	(141)	(20)	(187)	(18)

Other post-retirement benefits

Change in Assets

	December 31, 2002	December 31, 2001
Fair value of plan assets at beginning of year	359	352
Actual contributions	1	10
Benefits paid	(33)	(24)
Actual return on plan assets	79	21

Fair value of plan assets at end of year	406	359

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

Change in the Obligation

	December 31, 2002	December 31, 2001
Benefit obligation at beginning of year	881	859
Service cost	4	5
Interest cost	98	95
Benefit payments and expenses	(33)	(24)
Actuarial gains / (losses)	(37)	(54)

Benefit obligation at end of year	913	881
Funded status	(507)	(522)
Unrecognized net actuarial loss	(394)	(367)
Unrecognized prior service cost	19	21

Prepaid / (accrued) pension cost	(882)	(868)

Net periodic pension cost (under SFAS 106)

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

	2002	2001
Service cost	3	5
Interest cost	101	96
Expected return on plan assets	(56)	(49)
Amortization of prior service cost	2	2
Recognized net actuarial loss	(15)	(20)

Net periodic pension cost	35	34

Actuarial assumptions as of December 31:

	2002	2001
Discount rate for determining projected benefit obligations	6%	6%
Rate of increase in compensation levels	3%	3%
Expected long-term rate of return on plan assets	9%	9%
Benefits adjustments	0%	0%

The above are real rates and exclude inflation.

Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 10.62% p.a. on the first year decreasing to 7.8% in 2051. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. The effect of a one percent annual change in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 2002 by R$119.

Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

On December 13, 2000, CVM issued resolution no. 371 that is similar to SFAS No. 87/106, except for the following:

- under U.S. GAAP, the Company has to recognize any assets or liability that arise from a participation in a multiemployer defined benefit pension or postretirement benefit plan, while under local GAAP registration of any liability is required, and an asset is recognized by the Company only if it is certain that it such asset will effectively reduce the Company’s contributions in the future or will be reimbursed;

- the unrecognized net obligation existing at the date of initial application of this standard could be amortized entirely as of December 31, 2001, directly to shareholders’ equity. According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

The net assets of the plans available for payment of future obligations under U.S. GAAP are net of the accrual of income tax contingencies of the pension fund provided for in the amount of R$0 and R$38 in 2002 and 2001, respectively. Since December 31, 2002 such income tax contingency no longer exist as Sistel assent to the terms of the Special Taxation Regime (“ETR”) implemented by Provisional Measure 2222 from September 4, 2001, which granted fiscal amnesty of interests and monetary correction. Interest and monetary correction amounts waived reverted to the pension fund according to technical criteria established by Telebras´ human resource policy.

b. Concentration of risks

TELEBRÁS is prohibited from investing its surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or the federally owned bank, Banco do Brasil S.A.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact TELEBRÁS’ operations.

TELECOMUNICAÇÕES BRASILEIRAS S.A.—TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais—R$, except earnings per share amounts)

c. Recent accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.