Form 20-F
period 2003-12-31
BRAZILIAN TELECOMMUNICATIONS CORP - TELEBRAS
filed 2004-06-30
CIK 1002908

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934,

For the fiscal year ended December 31, 2003

Commission File Number: 001-14032

Telecomunicações Brasileiras S.A. – Telebrás

(Exact Name of Registrant as Specified in Its Bylaws)

Brazilian Telecommunications Corporation – Telebrás	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

SCN – Quadra 4 Bloco B Sala 903 – Centro Empresarial Varig

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

346,399,225,329 Common Shares, without par value

210,029,997,060 Preferred Shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

PRESENTATION OF INFORMATION

In this Annual Report, the terms “we,” “Telebrás,” the “Company” and “us” refer to Telecomunicações Brasileiras S.A. – Telebrás, a corporation organized under the laws of Brazil.

References to (1) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (2) “U.S. dollars,” “dollars” or “US$” are to United States dollars.

References to “Preferred Shares” and “Common Shares” are to the preferred shares and common shares, respectively of Telebrás.

The audited financial statements of Telebrás as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this Annual Report (the “Financial Statements”) have been prepared in accordance with accounting practices adopted in Brazil (the “Brazilian Accounting Practices”). The Brazilian Accounting Practices differ significantly from U.S. GAAP in some respects. See Note 22 to the Financial Statements.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information — Selected Financial Data

The following table presents selected financial information of Telebrás at the dates and for each of the periods indicated. The information as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and the Notes thereto included elsewhere in this Annual Report. The Financial Statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, and its report on such financial statements appears elsewhere in this Annual Report.

The following paragraphs discuss some important features of the presentation of the selected financial information and the Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

Brazilian Accounting Practices

The Financial Statements included in this Annual Report, and the selected financial data presented below, have been prepared in accordance with the Brazilian Accounting Practices, which is the same basis of accounting used in Telebrás’ annual and interim financial statements published in Brazil. See Note 3 to the Financial Statements. Brazilian Accounting Practices differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 22 to the Financial Statements for a summary and reconciliation of the differences between the Brazilian Accounting Practices and U.S. GAAP.

	Year ended December 31,
	(in millions of reais, except share and per share data)
	1999	2000	2001	2002	2003
Income Statement Data:
Brazilian Accounting Practices:
Operating income (loss) before interest	(34)	(61)	(28)	(21)	(24)
Interest income, net	42	33	26	31	39
Operating income (loss)	8	(28)	(2)	10	15
Income (loss) before taxes	18	9	35	11	18
Income and social contribution taxes	(7)	(8)	(14)	(5)	(7)
Income (loss) before employees’ profit share and minority interests	11	1	21	6	11
Employees’ profit share	—	—	—	—	—
Minority interests	—	—	—	—	—
Net income (loss)	11	1	21	6	11
Earnings (loss) per thousand shares outstanding at the balance sheet date	0.03	—	0.04	0.01	0.02
Shares outstanding at the balance sheet date (millions)	334,380	334,380	556,429	556,429	556,429
U.S. GAAP:
Net income (loss)	(1)	(12)	9	19	22
Earnings (loss) per thousand shares
Basic
Common	(0.01)	(0.10)	0.02	0.03	0.04
Preferred	0.00	(0.06)	0.02	0.03	0.04
Diluted
Common	(0.01)	(0.10)	0.02	0.03	0.04
Preferred	0.00	(0.06)	0.02	0.03	0.04

	December 31,
	1999	2000	2001	2002	2003
	(in millions of reais)
Balance Sheet Data:
Brazilian Accounting Practices:
Property, plant and equipment, net	—	—	—	—	—
Total assets	236	216	222	234	266
Loans and financing	—	—	—	—	—
Total shareholders’ equity	52	54	88	94	105
Share capital	207	207	220	220	220
U.S. GAAP:
Property, plant and equipment, net	—	—	—	—	—
Total assets	236	216	222	234	266
Total shareholders’ equity	52	77	110	129	151

The Company did not declare dividends for the years 2001, 2002 and 2003. See “Financial Information - Policy on Dividend Distributions.”

Exchange Rate

The Company will make any cash distributions with respect to Preferred Shares in Brazilian currency. Fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the São Paulo Stock Exchange (“BOVESPA”).

The following table sets forth the commercial selling rate for U.S. dollars for the periods and dates indicated. The average exchange rates represent the average of the month-end exchange rates (R$/US$) during the relevant period.

COMMERCIAL SELLING RATE FOR U.S. DOLLARS

	For the Year Ended December 31, ( R$ /US$ )
	High	Low	Average(1)	Period End
1999	2.165	1.208	1.851	1.789
2000	1.985	1.723	1.835	1.955
2001	2.801	1.936	2.353	2.320
2002	3.955	2.270	2.998	3.533
2003	3.662	2.822	3.059	2.889
December 2003	2.943	2.888	2.916	2.889
2004
January	2.941	2.802	2.872	2.941
February	2.988	2.904	2.946	2.914
March	2.941	2.875	2.908	2.909
April	2.952	2.874	2.913	2.945
May	3.205	2.957	3.081	3.129
June (through June 15)	3.165	3.112	3.135	3.138

Source: Central Bank of Brazil

(1)	Year-end figures stated for calendar years 2003, 2002, 2001, 2000 and 1999 represent the average of the month-end exchange rates during the relevant period. The figure provided for the period of calendar year 2004 up to and including June 15, 2004, represents the average of the exchange rates at the close of trading on each business day during such period.

Risk Factors

WE ARE NOT ENGAGED IN ANY BUSINESS. OUR CONTROLLING SHAREHOLDER ANNOUNCED ITS INTENTION TO CAUSE OUR LIQUIDATION AND DISSOLUTION. YOU SHOULD NOT EXPECT THAT WE REPORT OPERATING REVENUES OR EARNINGS OR PAY DIVIDENDS. OUR ASSETS MAY NOT EXCEED OUR LIABILITIES AND YOU SHOULD NOT EXPECT TO RECEIVE SIGNIFICANT AMOUNTS UPON LIQUIDATION.

We ceased to engage in any operations and disposed of nearly all our assets. Our controlling shareholder, the Brazilian government, has announced its intention to cause our liquidation and dissolution. Our liquidation has been delayed because most of our employees are on secondment to the Brazilian telecommunications agency, Agência Nacional de Telecomunicações – ANATEL (“ANATEL”), and the law that authorized the direct engagement of these persons by ANATEL has been challenged in the Brazilian courts. Once this matter is resolved, we expect our liquidation to be approved by our shareholders and completed.

You should not expect that we will report operating revenues or earnings or pay dividends. Our management prepared a plan of liquidation, which was approved by our Board of Directors on August 19, 1999 and is updated on a monthly basis. The liquidation process involves known and unknown risks and uncertainties. Known risks and uncertainties include those related to the liquidation process generally and the ultimate resolution of various legal actions against us. Our assets may not significantly exceed our liabilities at the time of liquidation, and you should not expect to receive any significant amounts after liquidation.

Holders of Preferred Shares have limited voting rights.

Of our two classes of capital stock outstanding, only the Common Shares have full voting rights. Until our liquidation is approved by the holders of our Common Shares, Preferred Shares will be entitled to vote only on limited matters. As a result, holders of Preferred Shares will generally be unable to influence any corporate decision requiring a shareholder vote.

We are involved in several lawsuits that could have a material adverse effect on us if their outcome is unfavorable to us.

We are the defendant in several legal actions that arose from our corporate reorganization described below in “Item 4. Information on the Company” and in the ordinary course of our operations conducted in the past. The outcome of these proceedings is uncertain and, if determined against us, may affect our financial condition and reduce the amounts to be received by our shareholders after our liquidation.

We are controlled by the Brazilian government, which may cause us to pursue certain objectives that may have an adverse effect on our financial condition.

The Brazilian government has the power to elect a majority of the members of our Board of Directors and, through them, a majority of the executive officers who are responsible for our day-to-day management. As a result, we may take initiatives that give preference to the objectives of the Brazilian government rather than to our own economic objectives.

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

Telebrás has ceased to engage in any operations, and the Brazilian government, Telebrás’ controlling shareholder, has announced its intention to cause the liquidation and dissolution of Telebrás. According to an ordinance enacted by the Minister of Communications, Telebrás management prepared a plan of liquidation, which was approved by the Board of Directors of Telebrás on August 19, 1999. Such plan is updated on a monthly basis. On December 27, 2000 the Board of Directors proposed that the General Extraordinary Shareholders’ Meeting to approve the liquidation and dissolution of Telebrás be held only after the Brazilian Federal Supreme Court issues a final decision with respect to the lawsuit that questioned the constitutionality of the legal provision that established the transfer of Telebrás staff to ANATEL. The Brazilian Federal Supreme Court has still not issued its holding. However, on May 20, 2004, Law No. 10,871 was enacted and revoked the legal provision that gave rise to the lawsuit. As a result, the case will have to be analyzed by the Brazilian Federal Supreme Court in light of this new development to assess its impact on the original complaint. Our Board of Directors has not yet determined the impact of Law No. 10,871 on the previously approved procedures for the liquidation of the Company.

At December 31, 2003 Telebrás had R$266 million in total assets, consisting primarily of cash and cash equivalents and recoverable taxes, and R$161 million of liabilities, resulting in shareholders’ equity of R$105 million.

Telebrás’ legal name is Telecomunicações Brasileiras S.A. - Telebrás. Telebrás is a sociedade de economia mista, a mixed capital company, with limited liability of unlimited duration, organized under the Brazilian corporation law. Its headquarters are located at SCN Quadra 4 Bloco B sala 903 – Centro Empresarial Varig – Brasília – DF and its telephone number is +55 (61) 415-2537.

Telebrás leases approximately 826 square meters of office space in Brasília.

Item 5. Operating and Financial Review and Prospects

TELEBRÁS HAS NO OPERATIONS AND DOES NOT EXPECT TO HAVE OPERATIONS OR OPERATING REVENUES.

The following discussion is based on and should be read together with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report.

Results of Operations

We do not have any operations. Each year we have an operating loss due primarily to our provisions for contingencies, and we have interest income from the cash balances we are holding. As a result we have reported net income of R$ 11 million in 2003, R$6 million in 2002 and R$21 million in 2001.

Differences between Brazilian Accounting Practices and U.S. GAAP

Under U.S. GAAP, net income was R$ 22 million, R$19 million and R$ 9 million for the years ended December 31, 2003, 2002 and 2001, respectively. The differences principally arise from the differing accounting treatment for pensions and unclaimed dividends. Details of the reconciling differences are given in Note 22 to the Financial Statements.

Liquidity and Capital Resources

Telebrás has no operating revenues. At December 31, 2003, it had realizable assets of R$144 million in cash and cash equivalents. From this amount and earnings thereon, plus any amounts Telebrás is able to realize on recoverable taxes of R$96 million at December 31, 2003, Telebrás must meet its liabilities and its ongoing operating costs. Its liabilities at December 31, 2003 were R$161 million, which included a provision of R$99 million for contingencies. Telebrás also had certain contingent liabilities for which no reserves have been established. See “Item 8. Financial Information – Legal Proceedings.”

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

Off-balance Sheet Arrangements and Contractual Obligations

At December 31, 2003, Telebrás had no off-balance sheet arrangements or contractual obligations of the kind required to be disclosed under Items 5E and 5F of the Form 20-F.

Item 6. Directors, Senior Management and Employees

Management of the business of Telebrás is vested in the Board of Directors and in the Board of Executive Officers.

Board of Directors

The Board of Directors consists of a minimum of three and a maximum of six members, who are elected by the shareholders at the general shareholders meeting as follows:

•	one member may be appointed by the minority holders of Common Shares;

•	one member may be appointed by the holders of Preferred Shares;

•	one member is appointed by the Minister of Planning, Budget and Management (Ministro do Planejamento, Orçamento e Gestão); and

•	the other members, including the Chairman, are appointed by the Minister of Communications (Ministro das Comunicações).

All members of the Board of Directors must be shareholders of Telebrás, and all are elected for a term of three years.

On June 28, 2004 a general shareholders meeting was held to substitute two members of our Board of Directors. The current members of our Board of Directors are as follows:

Name	Position	Member since	Expiration Term
Minoru Oda (1)	Chairman of the Board of Directors	April 2003	April 2006
José Guimarães Palácio Neto	Member of the Board of Directors	June 28, 2004	April 2006
Antonio Donizete Arruda Linhares	Member of the Board of Directors	June 28, 2004	April 2006
Ricardo de Moraes Monteiro	Member of the Board of Directors	April 2003	April 2006

(1)	In view of the election of the two new members of our Board of Directors, and pursuant to our bylaws, Mr. Oda, President of Telebrás, will temporarily act as Chairman of the Board of Directors until a meeting of Board is convened to elect a new Chairman.

The following is a brief summary of the backgrounds of the Directors of the Company:

Minoru Oda. Mr. Oda is 61 years old. He has held various positions within Telebrás since he started as the Manager of the Business Integration Division in 1972. Since then he has served as Assistant to the Vice-President (1978-1989 and 1990-1992), Manager of the Business Evaluation Division (1990), Chief of Cabinet of the Presidency (1992), Manager of the Auditing Department (1992-1998), member of the Statutory Audit Committee (1974-1998), Vice-President (1998), Superintendent and Investor Relations Director (1998-2000) and currently President and Investor Relations Director. He holds an Accounting and Actuarial degree from Fundação Álvares Penteado in São Paulo. He was appointed to Telebrás’ Board of Directors by the minority holders of Common Shares.

José Guimarães Palácio Neto. Mr. Palácio Neto is 54 years old. He participated in the Governmental Transition Team of President Luiz Inácio Lula da Silva and from January 2003 through January 2004 he was the Executive Secretary of the Ministry of Communications. He joined Telebrás in 1979, having held various positions in the Company relating to the development of Telebras’ laboratories, training and research facilities. Since 1986, he has also served as an officer of the Federação Interestadual dos Trabalhadores em Telecomunicações - FITTEL and of the Sindicato dos Trabalhadores em Telecomunicações do Distrito Federal - SINTTEL. He holds an Electrical Engineering degree from Universidade de Brasília. Mr. Palácio Neto was appointed to Telebrás’ Board of Directors by the Minister of Communications.

Antonio Donizete Arruda Linhares. Mr. Linhares is 41 years old. During 2003 he served as the Press Secretary for the National Leadership of the PMDB, a Brazilian political party, in the House of Representatives. Throughout his career, he has also acted as press secretary for other political parties, labor unions and federal, state and municipal governmental entities. He has also been a reporter, anchor, correspondent, director of journalism and editor in the Brazilian media industry (TV, radio and newspapers). He holds a degree in Journalism from the Universidade Federal do Ceará and an MBA in International Marketing at Grupo de Educação Executiva CEDEPE – Instituto Português de Administração e Marketing. Mr. Linhares was appointed to Telebrás’ Board of Directors by the Minister of Communications.

Ricardo de Moraes Monteiro. Mr. Monteiro is 51 years old. He served as Regional Director to the Gazeta Mercantil newspaper (1990-1998, 1999-2001), Director and Editor to the Gazeta do Rio (1999-2001), Editor and Columnist to O Globo (1987-1990), Editor and Sub-Editor to the Folha de São Paulo (1984-1986) and a Reporter and Secretary to the Gazeta Mercantil (1976-1984). He holds a degree in Journalism from the University of São Paulo and where he also completed studies in Economics. He completed studies in Advanced Administration through a program jointly run by INSEAD - The European Institute of Business Administration and Fundação Dom Cabral – CTE. Mr. Monteiro was appointed to Telebrás’ Board of Directors by the Minister of Planning, Budget and Coordination.

Executive Officers

The Executive Officers of Telebrás consist of a President, who is also the Investor Relations Director and a member of the Board of Directors, and one Superintendent. All Executive Officers are appointed by the Board of Directors for a term of three years. However, the term of office of the current Executive Officers expired in April 2003 and was extended for an indeterminate period of time until new Executive Officers are appointed. They are as follows:

Name	Position	Member Since	Expiration Term
Minoru Oda	President and Investor Relations Director	June 2000	Indeterminate
Vera Lúcia Garcia Caulit	Superintendent	June 2000	Indeterminate

The following is a brief summary of the backgrounds of the executive officer of the Company not provided above:

Vera Lúcia Garcia Caulit. Mrs. Caulit is 56 years old. She has held various positions within Telebrás since she started as Manager of the Union Work Relations Area in 1986. Since then, she has served as Manager of the Human Resource Planning Division (1994-1998), Manager of the Human Resources Department (1998-2000). She was elected Superintendent in June 2000. She holds an Administration degree from the Federal University of Minas Gerais, a post-graduate degree in Human Resources from the Getúlio Vargas Foundation and holds a post-graduate degree in Marketing from the Associação do Ensino Unificado do Distrito Federal - AEUDF.

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid by Telebrás to all members of the Board of Directors and Executive Officers was approximately R$393 thousand.

Fiscal Council (Conselho Fiscal)

Telebrás has a permanent Fiscal Council, which consists of a minimum of three and a maximum of five members and same number of alternates, who are elected by the shareholders for a term of one year. The holders of Preferred Shares have the right to elect one member and his or her alternate; the minority shareholders have the same right if they jointly represent at least 10% of the Company’s voting capital. The controlling shareholder may elect the effective members and the alternates, who, in any event, shall be equal in number to those elected by the holders of Preferred Shares and the minority shareholders, plus one. The Minister of Finance has the right to appoint one of the members and his or her alternate elected by the controlling shareholder. The main duties of the Fiscal Council are:

•	to audit the actions of the management of Telebrás;

•	to opine on the annual report of the management of Telebrás;

•	to opine on the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up; and

•	to examine the interim financial statements and the financial statements for the fiscal year and to opine on them.

The following are the members of the Fiscal Council and their alternates:

Name	Position	Date Appointed
Irineu Pires Sobrinho (2)	Member	April 2004
Otávio Luiz Rodrigues Junior	Member	April 2004
Ana Lima Borges	Member	April 2004
Cláudia Rebello Massa (1)	Member	April 2004
Adauto Guzella Ramos	Alternate	April 2004
Luis Carlos Martins Alves Júnior	Alternate	April 2004
Leandro Viana do Amaral	Alternate	April 2004
Enrico Cavalheiro Rodrigues	Alternate	April 2004

(1)	Appointed by the Minister of Finance.
(2)	Appointed by minority shareholders.

Employees

At December 31, 2003, the Company had 336 employees, 323 of whom were seconded to ANATEL.

The following table sets forth the number of Telebrás’ employees as of the dates indicated:

	December 31,
	2001	2002	2003
Total number of employees	364	376	336
Employees seconded to ANATEL	350	350	323

Employees are represented by Sindicato dos Trabalhadores em Telecomunicações–SINTTEL. Telebrás negotiates new collective labor agreements every year with SINTTEL. The existing collective agreement expired in November 2003. Negotiations between Telebrás and SINTTEL proved unsuccessful and the matter is currently being resolved in the labor courts.

The Company’s management considers the relations between the Company and its work force to be satisfactory.

Share Ownership

As of December 31, 2003, the Directors and Executive Officers of Telebrás owned as a group, directly and indirectly, less than 1% of any class of its shares.

Item 7. Major Shareholders and Related Party Transactions

Of the Company’s two classes of capital stock outstanding, only the Common Shares have voting rights generally. The Preferred Shares have voting rights under limited circumstances and will acquire voting rights upon the approval of the liquidation and dissolution of the Company by its shareholders. As of December 31, 2003, the Brazilian government owned 76.46% of the Common Shares. Accordingly, the Brazilian government has the ability to control the election of the Company’s Board of Directors.

The following table sets forth information concerning the ownership of Common Shares at December 31, 2003 by the Brazilian government and by the Company’s Executive Officers and Directors as a group. Telebrás is not aware of any other shareholder owning more than 5.0% of the Common Shares.

Name of owner	Number of Common Shares owned	Percentage of outstanding Common Shares
Brazilian government	264,869,193,708	76.46%
All Directors and Executive Officers as a group (5 persons)	61,494	0.00%

As of December 31, 2003, there were 210,029,997,060 Preferred Shares, comprising 38% of the total capital of the Company.

Related Party Transactions

On December 27, 2000, Telebrás and ANATEL agreed on the secondment of 354 employees of Telebrás to ANATEL. On December 31, 2003, after some employees had been laid off, there were 323 employees seconded by TELEBRÁS to ANATEL. ANATEL covers all costs and expenses relating to such employees during the secondment.

As of December 31, 2003, Telebrás had deposits with Banco do Brasil S.A., a financial institution controlled by the Brazilian government, which earned interest at market rates.

Item 8. Financial Information

See “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

Telebrás is subject to numerous legal proceedings that arose from the Breakup and in the ordinary course of business operations conducted in the past. Under the terms of the Breakup, liability for any claims arising out of acts of Telebrás prior to the approval date of the Breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to a New Holding Company.

Except as described below, Telebrás does not believe any of such proceedings to be material to its financial condition. See Note 16 to the Financial Statements.

Monetary Correction of Dividends

Telebrás is a defendant in 9 lawsuits filed by various shareholders claiming that Telebrás miscalculated the amount of dividends paid in 1994 and 1995. According to the plaintiffs in these lawsuits, Telebrás improperly failed to include the monetary correction reserve for capital stock (reserva de correção monetária do capital realizado) in the amount of paid-in capital used to calculate dividends, resulting in aggregate alleged underpayments of R$77 million. Three of these cases have resulted in final judgments against Telebrás, for an aggregate amount of approximately R$9.1 million. The remaining six suits have not been decided.

Debentures Convertible into Preferred Shares

Telebrás is the defendant in two lawsuits regarding the conversion of Debentures into Preferred Shares. One of the lawsuits was brought by Fundação Petrobrás de Seguridade Social – PETROS claiming that Telebrás wrongfully failed to deliver 226,852,334 Preferred Shares of Telebrás and of each of the New Holding Companies due to PETROS as a result of the exercise of debenture conversion rights. The amount claimed is R$1.6 million. Telebrás presented its defense in June 1999 and currently the lawsuit is awaiting a decision by the courts. The plaintiff to the other lawsuit is Liberal S.A., which is claiming damages in the amount of R$2.1 million, corresponding to its right in the conversion of the debentures into 8,142,714 Preferred Shares. The Court gave an unfavorable decision to Telebrás, from which we appealed and examination is still pending.

Paraíba Concession Dispute

Telebrás is a defendant in a lawsuit filed by the former controlling shareholders of Empresa Telefônica da Paraíba S.A.– ETP (“ETP”) in connection with the price paid for their shares by Telebrás in 1974. ETP was the concessionaire of the public telephone services in the State of Paraíba, beginning in 1946. In 1967, ETP requested an extension of its concession, which was due to expire on April 30, 1971. No decision was made regarding the request for extension and, on May 3, 1974, the ETP controlling shares were sold by the plaintiffs to Telebrás. The plaintiffs allege that failure of the governmental authorities to act on their application for an extension of their concession should be interpreted as a tacit extension of concession to April 30, 1996 and claim that Telebrás did not pay a fair price for the controlling shares because the price did not include the concession among the assets of ETP. The plaintiffs have appealed from the trial court decision, which was favorable to Telebrás, and the appellate court maintained the decision in favor of Telebrás. The plaintiffs appealed from such decision to the Superior Court of Justice. Telebrás has not established any provisions in connection with this matter.

Disputes with Suppliers

Several suppliers of telecommunications equipment and services to the Telebrás System are suing Telebrás in connection with the mechanism used to convert amounts due under various supply contracts from cruzeiros reais to reais. The contracts in question were under renegotiation in 1994 at the time of the introduction of a new unit of accounts, the Unidade Real de Valor (the “URV”), which served as the basis for the introduction of Brazil’s new currency, the real. The amounts due under the supply contracts were converted directly from cruzeiros reais to reais, omitting the intermediate conversion into URVs. Telebrás believes that such direct conversion was in accordance with applicable law and the terms of an agreement reached with the Brazilian Electro-Electronic Industry Association, of which the plaintiffs are members. Several legal proceedings relating to these disputes were begun in early 1995. One proceeding has since been dropped, and the remainder are yet to be decided. Telebrás has not established any reserves in connection with these matters.

Labor Disputes

Telebrás is a defendant in 378 labor suits. Approximately 200 claims are related to the inflationary adjustments (expurgos inflacionários) occurred during the Collor Plan to amounts paid by Telebrás as a result of involuntary layoffs. Telebrás has filed appeals in connection with every claim that has been decided so far.

Nearly 21% (i.e., 80) of the labor claims relate to the application of a productivity clause contained in the collective bargaining agreements of the years 1993 to 1995. Telebrás is of the view that this clause was subject to further agreement and that therefore the requested bonuses were not due. Telebrás has prevailed in the majority of the decisions issued by lower courts and by the Superior Labor Court on these matters.

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

Patent Dispute

Telebrás and the Brazilian patent office (“INPI”) are defendants in a lawsuit filed by a Brazilian company, Inducom Comunicações S/C Ltda. (“Inducom”), relating to the INPI’s revocation, in August 1985, of a patent for an automatic system that records charges for long distance collect calls pursuant to an application by Telebrás. In the trial court, the case was decided unfavorably to Telebrás and the patent was granted to Inducom. Examination by the appeals court is still pending. Other appeals to higher courts may also be available. Telebrás has not established any reserves in connection with this matter as damages have not been considered by the court.

Issuance of Shares as a result of Auto-Financing Activities

Telebrás and certain of its former operating subsidiaries are defendants in five public actions (a Brazilian procedure similar in certain respects to a class action), in which it is alleged that customers should have received Telebrás shares rather than less valuable shares of operating subsidiaries in connection with certain auto-financing activities. The total amount claimed in these proceedings exceeds R$258 million. Auto-financing refers to the system of financing investments in the Telebrás System through the sale of shares to new telephone service customers. Under that system, in order to obtain a new access line, the customer was required to pay a fixed amount to subscribe for shares of Telebrás or the relevant operating subsidiary. The auto-financing system was phased out in July 1997. Telebrás has not established any reserves in connection with this matter.

DIVIDEND DISTRIBUTIONS

Telebrás’ controlling shareholder has announced its intention to liquidate and dissolve the Company. Telebrás’ management does not expect to declare dividends. The Company did not declare dividends in 2003, 2002 or 2001.

General

Dividends are generally required to be paid within 60 days after the declaration at the annual shareholders’ meeting in accordance with Telebras’ bylaws and the Brazilian Law No. 6,404, as amended (the “Brazilian Corporation Law”). The Company is required to distribute as dividends, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income on such date. The annual dividend (the “Preferred Dividend”) distributed to holders of Preferred Shares has priority in the allocation of Adjusted Net Income. Amounts remaining, if any, to be distributed are allocated first to the payment of a dividend to holders of Common Shares in a per share amount equal to the Preferred Dividend per share and the remainder is distributed equally on a per share basis among holders of Preferred Shares and Common Shares. Brazilian law permits, however, a company to suspend the payment of all other dividends if the Board of Directors and the Fiscal Council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. Telebrás is not subject to any contractual limitations on its ability to pay dividends.

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

After payment of the Preferred Dividend, amounts to be distributed are allocated first to the payment of an annual dividend to the holders of Common Shares in a per share amount equal to the Preferred Dividend per share. Amounts remaining to be distributed, if any, are then distributed equally on a per share basis among all shareholders. No dividends were paid with respect to the 2003, 2002 or 2001 fiscal years.

Payment of Dividends

Telebrás is required by law and its bylaws to hold an annual shareholders’ meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. Telebrás is not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration, but is required to adjust the amount of the dividend for the period from the end of the relevant fiscal year to the payment date at the rate divulged by the Sistema Especial de Liquidação e Custódia-SELIC (Special System for Settlement and Custody).

Item 9. The Offer and Listing

The Preferred Shares are traded on the BOVESPA. At December 31, 2003, Telebrás had approximately 2.4 million shareholders.

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

Market Price Information

The table below sets forth the high and low closing sales prices for the Preferred Shares on the BOVESPA for the periods indicated. In May 1998, Telebrás was split up to form the New Holding Companies. See “Item 4. Information on the Company.”

	BOVESPA
	Nominal reais per 1,000 Preferred Shares
	High	Low
1999:	0.39	0.03
2000:
First quarter	0.11	0.03
Second quarter	0.07	0.04
Third quarter	0.05	0.03
Fourth quarter	0.04	0.02
2001:
First quarter	0.08	0.05
Second quarter	0.05	0.03
Third quarter	0.04	0.02
Fourth quarter	0.04	0.02
2002:
First quarter	0.04	0.02
Second quarter	0.03	0.01
Third quarter	0.02	0.01
Fourth quarter	0.02	0.01
2003:
First quarter	0.03	0.01
Second quarter	0.04	0.01
Third quarter	0.04	0.01
Fourth quarter	0.04	0.02
2004:
First quarter	0.04	0.02
January	0.04	0.02
February	0.03	0.02
March	0.03	0.02
April	0.04	0.02
May	0.03	0.02

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

Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the Brazilian Securities Commission (“CVM“), which has authority over stock exchanges and the securities markets generally, and by the Central Bank of Brazil (“Central Bank”), which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is principally governed by Law No. 6,385, as amended (the “Brazilian Securities Law“), the Brazilian Corporation Law and by regulations issued by the CVM and the Brazilian National Monetary Council.

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

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Except as described in this section and in “Item 8. Financial Information – Policy on Dividend Distributions,” all relevant information with respect to Telebrás’ bylaws is described on item 14 of its Registration Statement on Form 20-F (Amendment No. 2) filed with the Securities and Exchange Commission on October 31, 1995 (File No. 333-7148), which is incorporated by reference.

Organization

Telebrás is a publicly traded company duly registered with the CVM under No. 01125-8. According to Article 2 of the Telebrás’ bylaws its objects and purposes are:

•	to exercise control over companies providing public telecommunication services;

•	to plan public telecommunication services in accordance with the guidelines fixed by the Ministry of Communications;

•	to provide public telecommunication services indirectly through its controlled or affiliated companies;

•	to promote through its controlled or affiliated companies, the expansion and provision of public telecommunication services, within Brazil and abroad;

•	to promote, carry out or coordinate the procurement of capital from internal and foreign sources, to be invested by the Company or by the public telecommunication service companies;

•	to render technical assistance to the companies of the Telebrás System in the provision of services;

•	to execute, promote and stimulate research and development activities aimed at the development of the telecommunication sector, in accordance with the guidelines set by the Executive Secretary of the Ministry of Communications;

•	to stimulate the development of the telecommunication industry and companies providing public telecommunication services;

•	to execute specialized technical services related to the public telecommunications sector;

•	to execute, promote, stimulate and coordinate the education and training of personnel needed for the public telecommunication sector;

•	to carry out and promote the importation of goods and services for the companies of the Telebrás System; and

•	to perform other similar and related activities as directed by the Ministry of Communications.

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

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporation Law, the shareholders or the Fiscal Council, calls the general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of the management of Telebrás, a lawyer or a financial institution. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

In addition, our by-laws authorize us to increase an existing class of shares without preserving the proportion of any other class of Preferred Shares and the holders of Preferred Shares would not vote as a separate class to approve or reject any such increase. Under Brazilian law, Preferred Shares will acquire full voting rights when Telebrás enters into a dissolution and liquidation process and if the Company fails, for three consecutive years, to pay the Preferred Dividend to which the Preferred Shares are entitled. The Company did not pay dividends for the years 2001, 2002 and 2003 because there were no distributable profits, as our earnings were applied to the reduction of our accumulated deficit, and it is not clear whether the above referenced provision of Brazilian law applies.

The approval of holders of at least one-half of the issued and outstanding Common Shares is required for the following actions:

•	reducing the mandatory distribution of dividends;

•	approving a merger or spin-off;

•	approving the participation of Telebrás in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships) as defined under the Brazilian Corporation Law;

•	changing Telebrás’ corporate purpose;

•	ceasing Telebrás’ state of liquidation;

•	approving Telebrás’ dissolution;

•	transforming Telebrás into another type of company;

•	transfering all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company known as “incorporação de ações”; or

•	acquiring control of another company at a price which exceeds the limits set forth in the Brazilian Corporation Law.

Voting Rights

The holders of Preferred Shares have the right to elect:

•	one member of the Board of Directors; and

•	one member of the permanent Fiscal Council and his or her alternate.

Other information described on items “Voting Rights” of Section “Description of Capital Stock” of Amendment No. 2 to Form F/A of Telebrás’ Registration Statement filed with the Securities and Exchange Commission on October 31, 1995 (File No. 333-7148) is incorporated herein by reference. See also “—Amendments to the Brazilian CorporationLaw.”

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

This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of Preferred Shares) in the event that a majority of all outstanding Common Shares authorizes:

•	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of Preferred Shares;

•	the creation of a new class of Preferred Shares with greater privileges than the existing class of Preferred Shares;

•	by the dissenting or non-voting shareholders (including any holder of Preferred Shares) in the event that a majority of all outstanding Common Shares authorizes:

•	a reduction in the mandatory distribution of dividends;

•	a change in the Company’s corporate purpose;

•	a transfer of all of the Company’s share capital to another company, or a transfer of the shares of another company to the Company in order to make the company whose shares are transferred a wholly-owned subsidiary of such other company, known as an “incorporação de ações”;

•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

•	a merger or consolidation;

•	participation in a group of companies (the so-called “grupo de sociedades”) as defined under the Brazilian Corporation Law; or

•	a split-up (cisão) of the Company that results in a change in the corporate purpose, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, a reduction in the mandatory distribution of dividends or a participation in a group of companies.

Dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from the Company’s merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken.

If there is a resolution to (i) merge or consolidate the Company with another company; (ii) incorporação de ações; (iii) participate in a group of companies, as defined under the Brazilian Corporation Law, or (iv) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares.

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in the first and second items above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. The Company would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by the Company from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the ratable portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the ratable portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian Corporation Law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder,” under the Brazilian Corporation Law, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders meeting or who do not have voting rights.

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

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank and the CVM pursuant to a foreign investment mechanism regulated by the Resolution No. 2,689, dated as of January 26, 2000, issued by the National Monetary Council (“Resolution 2,689”), as described under “Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

Amendments to the Brazilian Corporation Law

Law No. 10,303/01, effective as of March 1, 2002, amended the Brazilian Corporation Law in several important ways, including to broaden the rights of minority shareholders like the holders of our Preferred Shares. The enacted legislation includes provisions that:

•	obligate our controlling shareholder to make a tender offer for our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares;

•	authorize us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholder increases its participation in our total capital stock to more than 95%;

•	make acquisition of control of publicly held companies contingent on tender offers for all outstanding common shares at a price equivalent to 80% of the price per share paid for the controlling block;

•	provide those shareholders which are not controlling shareholders but which have held, for at least the previous three months, either (1) Preferred Shares representing at least 10% of our share capital, or (2) Common Shares representing at least 15% of our voting capital shares, the right to appoint one member and an alternate to our Board of Directors. If no shareholders meet the thresholds, shareholders representing at least 10% of our share capital would be able to combine their holdings to appoint one member and an alternate to our Board of Directors. This right will come into effect as of the 2005 Shareholders’ Meeting. Until then, preferred shareholders whose shares represent at least 10% of our share capital and minority common shareholders whose shares represent at least 15% of our voting capital will be entitled to appoint one member and an alternate to our Board of Directors from a list of three candidates chosen by our controlling shareholder; and

•	require controlling shareholders and shareholders that appoint members of our management, Board of Directors or Board of Executive Officers to immediately file a statement of any change in their shareholdings.

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

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares of a publicly traded company must disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of 5% or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

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

Under Resolution 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

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

For Brazilian corporate income tax purposes, we may deduct distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of Preferred Shares up to an interest rate which may not be higher than the Brazilian government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. Distributions of dividends are not tax-deductible. Furthermore, the total amount distributed as interest on shareholders’ equity that may be deducted for corporate income tax and social contribution tax on net profits purposes may not exceed the greater of:

•	50% of our taxable net income (before taking the distribution and any deductions for income tax but after taking the deduction for social contribution on net profit into account), as measured in accordance with the Brazilian Accounting Practices for the year in respect of which the payment is made; or

•	50% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with the Brazilian Accounting Practices.

Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of the Company’s Board of Directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of Preferred Shares are deductible by the Company for Brazilian corporate income tax purposes if paid within the limits set out above. Such payments are subject to Brazilian withholding income tax at the rate of 15%, whether or not the effective payment is made at that time, except for payments to persons who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to persons situated in tax havens (See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”), which payments are subject to tax at a 25% rate. We assume the responsibility for withholding the tax levied on interest on shareholders’ equity we distribute.

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

Taxation of Gains

According to Law n. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil, including the Preferred Shares, by a non-Brazilian holder, whether or not to a non-Brazilian resident, may be subject to income tax in Brazil.

Gains realized by Brazilian holders on any disposition of Preferred Shares are generally subject to tax at the following rates:

•	20%, if the transaction is carried out on the BOVESPA; and

•	15%, if the transaction is carried out off of the BOVESPA.

Gains realized on any disposition of Preferred Shares by non-Brazilian holders registered under Resolution 2,689, which are located in a tax haven jurisdiction (See “Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”), are subject to a rate of 20% if the transactions carried out on the BOVESPA, and a rate of 25% if the transactions carried out off of the BOVESPA.

Gains realized on any disposition of Preferred Shares by non-Brazilian holders who are not resident in a tax haven jurisdiction (See “Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”) are (i) exempt from Brazilian income tax, if the foreign investment in the Preferred Shares is registered under Resolution 2,689 and if such disposition is carried out on the BOVESPA, and (ii) subject to the same treatment applicable to Brazilian holders, if the foreign investment in the Preferred Shares is not registered under Resolution 2,689.

Gains on the disposition of Preferred Shares are measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the effective cost of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

Except for the tax treaty with Japan, Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares. Gains realized by a non-Brazilian holder upon the redemption of Preferred Shares would be treated as gains from the disposition of such Preferred Shares occurring off of a stock exchange and would accordingly be subject to tax at a rate of 15%. In this case, if the non-Brazilian holder is resident or domiciled in a tax haven jurisdiction, the income tax rate will be 25%.

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

IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos“) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day, but only on a prospective basis.

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the “CPMF tax“) will be imposed on distributions by the Company. As a general rule, the Contribuição Provisória sobre Movimentação Financeira (Tax on Transactions on Bank Accounts, or CPMF), is imposed on any debit to bank accounts at a rate of 0.38%. Therefore, transactions by holders of Preferred Shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax, except for the transaction involving the sale or assignment of Preferred Shares carried out on the BOVESPA, which are not subject to taxation by the CPMF tax. If we have to perform any exchange transaction in connection with Preferred Shares, we will also be subject to the CPMF tax. The CPMF tax will be in effect until December 31, 2007. The financial institution that carries out the relevant financial transaction is responsible for collecting the applicable CPMF tax.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a beneficiary, resident or domiciliary of a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are subject to a 25% rate, except if the transaction is conducted on the BOVESPA. See “—Taxation of Gains.”

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares. This summary applies only to purchasers of Preferred Shares who will hold the Preferred Shares as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares on a mark-to-market basis, and persons holding Preferred Shares in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares.

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

Taxation of Capital Gains

Upon the sale or other disposition of a Preferred Share, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Preferred Share and the U.S. holder’s tax basis in the Preferred Share. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the Preferred Share has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20 percent. Capital losses may be deducted from taxable income, subject to certain limitations.

Gain realized by a U.S. holder in respect of a liquidation distribution of the Company, or upon the sale or disposition of a Preferred Share, generally will be treated as U.S. source income. Consequently, if Brazilian income tax is imposed on such gain, such U.S. holder will not be able to use the corresponding foreign tax credit unless the U.S. holder has other foreign source income of the appropriate type in respect of which the credit may be used.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Telebrás was not exposed to material market risk at December 31, 2003. It had no material assets or liabilities denominated in foreign currency, and its principal financial assets were deposits with Banco do Brasil S.A.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer (the President) and chief financial officer (the Superintendent), of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation described above, our chief executive officer (our President) and chief financial officer (our Superintendent) concluded that, as of the end of the period covered by this Annual Report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting, during the fiscal year ended December 31, 2003, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Since we do not have an audit committee, our Board of Directors performs those functions. We have not yet identified an appropriate candidate for the position of audit committee financial expert.

Item 16B. Code of Ethics

We have not adopted a code of ethics that applies to the members of our financial department, including the President and Superintendent, who perform the functions of chief executive officer, chief financial officer and principal accounting officer or controller. A code of ethics began to be discussed during the 1990s, but with the Breakup and our controlling shareholder’s intent to liquidate the Company, the development of a code of ethics was suspended because we do not engage in any business.

Item 16C. Principal Accountant Fees and Services

Principal Accountant Fees

Deloitte Touche Tohmatsu Auditores Independentes billed the following fees to us for professional services in 2002 and 2003.

	Year ended December 31,
	2002		2003
	(in thousands of reais)
Audit Fees	R$	143	R$	82
Audit-Related Fees		0		0
Tax Fees		3		3
All Other Fees		0		0

Total Fees	R$	146	R$	85

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu Auditores Independentes for tax advice related to reimbursement of federal taxes.

Audit Committee’s Pre-approval Policies

Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our management is required to conduct a public bidding procedure in order to select the independent auditor that will provide audit or permitted non-audit services to Telebrás. The name of the winner of such public bidding procedure is submitted to our Board of Directors for approval. According to this policy, the Board of Directors is responsible for approving the engagement of independent auditors to provide any audit or permitted non-audit services to us.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-39.

Item 19. Exhibits

No.	Description
1.1	Amended and Restated by-laws of the Company dated as of February 28, 2003, originally dated as of February 9, 1978 (English translation) (incorporated by reference to Exhibit 1.1 of Telebrás’ annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on July 15, 2003 (File No. 001-14032)

10.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

By:	/s/ Minoru Oda
Name:	Minoru Oda
Title:	President and Investor Relations Director

By:	/s/ Vera Lúcia Garcia Caulit
Name:	Vera Lúcia Garcia Caulit
Title:	Superintendent

Date: June 30, 2004

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

FINANCIAL STATEMENTS

As of December 31, 2003 and 2002 and

for the years ended December 31, 2003, 2002 and 2001

TELECOMUNICAÇÕES BRASILEIRAS S.A. TELEBRÁS

FINANCIAL STATEMENTS

As of December 31, 2003 and 2002 and

for the years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Telecomunicações Brasileiras S.A. - TELEBRÁS

Brasília - DF

We have audited the accompanying balance sheets of Telecomunicações Brasileiras S.A. - TELEBRÁS (the “Company”) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003 (all expressed in Brazilian reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Telecomunicações Brasileiras S.A. - TELEBRÁS at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company is in the process of discontinuing its operations, awaiting the Extraordinary General Meeting that will deliberate the Company’s dissolution and will appoint a liquidator, which should occur after the decision of the Supreme Federal Court regarding the creation of the special structure to absorb TELEBRÁS’ employees assigned to ANATEL under the terms of Law No. 9.986, of July 18, 2000, the constitutionality of which is being challenged. Because such deliberation has not yet occurred, the financial statements referred to in the first paragraph are based on accounting concepts and practices applicable to entities that will continue in existence as a going concern and, accordingly, do not include all the adjustments to the liability accounts that may be necessary to settle obligations and future outlays or liabilities that may arise in the liquidation process.

As mentioned in Note 16, the Company is a defendant in various lawsuits, which have been evaluated and classified by its legal advisors according to the risk of loss to the Company. Based on such evaluations, the Company has recorded provisions for contingencies relating to those lawsuits classified as probable loss; for those lawsuits where losses are considered to be reasonably possible or remote, no provision was recorded and the related amounts have been disclosed in the respective note to the financial statements. Because of the relevance of the amounts involved in this second group of lawsuits evaluated as possible loss or remote and not accrued in the financial statements, the Company’s shareholders’ equity may be totally used to cover such obligations, if such lawsuits come to result in liabilities, and, accordingly, there may be no remaining funds for the shareholders.

January 21, 2004, except for note 22 as to which the date is June 28, 2004

/s/ DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

Telecomunicações Brasileiras S.A. - Telebrás

Balance Sheets

December 31, 2003 and 2002

(In millions of Brazilian Reais - R$)

		December 31,
		2003	2002
	Note
Assets
Current assets:
Cash and cash equivalents	11	144	129
Recoverable taxes	12	7	6
Other assets		11	8

Total current assets		162	143

Noncurrent assets:
Recoverable taxes	12	89	81
Other assets		15	10

Total noncurrent assets		104	91

Total assets		266	234

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras S.A. - Telebrás

Balance Sheets

December 31, 2003 and 2002

(In millions of Brazilian Reais - R$)

		December 31,
		2003	2002
	Note
Liabilities and shareholders’ equity
Current liabilities:
Payroll and related accruals	14	5	5
Accounts payable and accrued expenses		1	1
Accrual for contingencies	16	3	13
Provision for voluntary severance program	5	39	40
Other liabilities		17	7

Total current liabilities		65	66

Noncurrent liabilities:
Accrual for contingencies	16	96	74

Total noncurrent liabilities		96	74

Shareholders’ equity:
Share capital	18	220	220
Accumulated deficit		(115)	(126)

Total shareholders’ equity		105	94

Total liabilities and shareholders’ equity		266	234

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras S.A. - Telebrás

Statements of Income

Years ended December 31, 2003, 2002 and 2001

(In millions of Brazilian Reais - R$)

		Years ended December 31,
		2003	2002	2001
	Note
Operating expenses:
General and administrative expenses		(7)	(7)	(7)
Other operating expenses, net	6	(17)	(14)	(21)

Operating loss before interest		(24)	(21)	(28)
Interest income, net	7	39	31	26

Operating income (loss)		15	10	(2)
Other non-operating income	8	3	1	37

Income before taxes		18	11	35
Income and social contribution taxes	9	(7)	(5)	(14)

Net income		11	6	21

Shares outstanding at the balance sheet date (millions)		556,429	556,429	556,429

Earnings per thousand shares outstanding at the balance sheet date		0.02	0.01	0.04

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras S.A. - Telebrás

Statements of Changes in Shareholders’ Equity

Years ended December 31, 2003, 2002 and 2001

(In millions of Brazilian Reais - R$)

	Share capital	Capital reserves	Accumulated deficit	Total
Balances at January 1, 2001	207	1	(154)	54
Net income for the year	—	—	21	21
Issue of capital in lieu of expansion plan contributions	13	—	—	13

Balances at December 31, 2001	220	1	(133)	88
Net income for the year	—	—	6	6
Transfer from reserve to offset accumulated losses	—	(1)	1	—

Balances at December 31, 2002	220	—	(126)	94
Net income for the year	—	—	11	11

Balances at December 31, 2003	220	—	(115)	105

The accompanying notes are an integral part of the financial statements.

Telecomunicações Brasileiras S.A. - Telebrás

Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

(In millions of Brazilian Reais - R$)

	Year ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	11	6	21
Adjustments to reconcile net income to net cash provided by operating activities
(Increase) decrease in other current assets	(4)	4	4
(Increase) in other non-current assets	(13)	(1)	(6)
Increase (decrease) in payroll and related accruals	—	(1)	3
Increase (decrease) in accounts payable and accrued expenses	—	(4)	4
Increase (decrease) in provision for voluntary severance program	(1)	3	7
Increase (Decrease) in other current liabilities and proposed dividends	10	—	(37)
Increase in accrual for contingencies	12	3	8
Net cash provided by (used in) operating activities	15	10	4

Increase in cash and cash equivalents	15	10	4
Cash and cash equivalents at beginning of year	129	119	115

Cash and cash equivalents at end of year	144	129	119

The accompanying notes are an integral part of the financial statements.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

1. Operations

Telecomunicações Brasileiras S.A. - TELEBRÁS (“TELEBRÁS” or “The Company”) began its operations in 1972, its principal activity being that of controlling shareholder of 27 state telecommunication companies and one long distance telecommunication company - Embratel. Through December 31, 1997, the Group (the ‘TELEBRÁS System’), through its operating subsidiaries, offered national and international communication services in the areas of voice, text, data, sound and image transmission and was responsible for more than 91% of the public telecommunication services in Brazil.

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

As part of the process of restructuring for privatization of the TELEBRÁS system, the cellular telecommunications businesses were first separated from the fixed line businesses, via a spin off (cisão), of the Telebrás subsidiaries. This resulted in the creation of 26 new cellular telecommunication companies. Subsequently, the subsidiaries of TELEBRÁS were grouped into twelve separate groups, controlled by twelve new holding companies, (i) three regional fixed line groups, (ii) eight regional cellular groups, and (iii) one national long-distance group. This structure was created on May 22, 1998, for the spin-off of TELEBRÁS, approved by the shareholders of the Company. The spin-off that consisted of the separation of the cellular companies and the subsequent formation of the twelve new controlling companies was performed in accordance with procedures adopted under Brazilian corporate law. Because of the spin-off of Telebrás, the ordinary and preferred shareholders of the Company were entitled under Brazilian law, in addition to each share in TELEBRÁS, to one common share or one preferred share in each of the twelve New Holding Companies.

The New Holding Companies were allocated all the assets and liabilities of TELEBRÁS, including the shares held by TELEBRÁS in the operating companies of the TELEBRÁS System, except for:

•	approximately R$ 115 of net assets attributed to a research foundation that, during 1998, took over the activities previously performed by the TELEBRÁS Campinas Research and Development Center; and

•	R$ 370 of net assets to provide the funds required to liquidate TELEBRÁS.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

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

On August 19, 1999, the Company’s Board of Directors approved a the plan of liquidation that was prepared by the Executive Officers in accordance with Ordinance No. 196 issued by the Communications Ministry on August 20, 1998. The Board of Directors is required to present the plan to the shareholders in an Extraordinary General Meeting (EGM) to obtain formal approval for the liquidation of TELEBRÁS in accordance with articles 136, X and 206, I of Law No 6404/76. It was agreed by the Board of Directors that the plan should be updated monthly until the EGM is held. This plan does not detail the process of liquidation because the matter will depend on the decision made in the EGM. The EGM will discuss the dissolution of the Company and nominate the liquidator. The plan consists of a list of outstanding matters relating to the break-up of TELEBRÁS that are required to be addressed prior to the holding of the EGM.

The principal matters highlighted in the plan through December 2003 were:

a)	the resolution, to the extent possible, of all outstanding legal proceedings and transfer to the new holding companies of those proceedings which are legally their responsibility;

b)	cancellation of the Company’s registration with various regulatory authorities and stock exchanges including the CVM, SEC, Bovespa, and BOVMESB;

c)	the substitution of the TELEBRÁS bank guarantees (see note 15);

d)	the organization of documentation and records of TELEBRÁS, to be sent to the National Archive; and

e)	the settlement of outstanding liabilities and contingencies;

f)	recovery of tax credits

On July 18, 2000 the Federal Law 9986 was passed that included the authorization of the creation of Anatel’s (National Telecomunication Agency) staff which were comprised of a designated group of former employees of Telebrás. At the time, these employees were working for Anatel on a temporary basis. In September 2000, two suits for declaration of unconstitutionality (ADIs) were filed with the Supremo Tribunal Federal (“STF”), questioning the provisions of the federal law, including, this transfer of employees to Anatel. The Justice (“Ministro Relator”) presiding over the ADI gave a preliminary injunction in favor of the ADI, (ad referendum) of the STF´s plenary session to be held at a future date.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

As of June 13, 2001, the decision in relation to the ADI was suspended since one member of the STF requested the re-examination of the process. As a result, Anatel could not receive the transferred staff of Telebrás. Such employees then became part of Telebrás’ staff and were on secondment to Anatel. The latter shall incur with all costs and expenses relating to such employees during the secondment. Due to that fact, the Company’s Board of Directors decided that the holding of the Extraordinary General Meeting for the dissolution of Telebrás should only occur after the STF’s final decision.

On December 23, 2003, Provisional Measure 155 was issued, which rules on the creation of careers and organization of permanent positions in the special government agencies denominated Regulatory Agencies, and which provides other rulings that establish in Article 26 that the regulatory Agencies may only request servants and employees from agencies and entities that are part of the Civil Service to exercise commissioned positions, with the exception in the sole paragraph that the servants assigned to the Regulatory Agencies on the date of publication of such provisional measure will be able to remain at the disposal of the latter, inclusively in the exercise of commissioned duties, until at least fifty percent of the total positions created by such provisional measure are filled. The aforementioned provisional measure revokes articles 27 and 30 of Law 9986/00. Provisional Measure 155/03 above was passed as Law 10871 on May 20, 2004.

As a consequence, TELEBRÁS continues to await the decision in order to adopt the pertinent measures related to the beginning of its process for dissolution. Any significant change in the situation will be communicated to the market through a public release.

The financial statements do not contemplate any possible extraordinary liabilities that may be incurred during the liquidation of the Company. As a result of the split-off of the operational assets, the Company’s only source of income is the investment of its available cash. The existing cash may be totally used to pay existing and future liabilities, and as a result, no funds may be available for the shareholders.

At December 31, 2003 the Federal Government of Brazil had, directly and indirectly, 76.46% of common shares and 51.38% of total shares of TELEBRÁS.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

3. Presentation of the financial statements

The basis of preparation of the financial statements is consistent with the published financial statements of TELEBRÁS in Brazil, which have been prepared in accordance with accounting practices adopted in Brazil.

After the spin-off during 1998, the financial statements were prepared on a stand-alone basis.

4. Summary of significant accounting practices

(a)	Cash equivalents

Cash equivalents represent short term investments (daily) and are stated at cost plus accrued income up to the balance sheet date.

(b)	Recoverable taxes and other assets

Recoverable taxes are comprised of income taxes withheld at source by third parties and are recorded at probable recoverable value to be refunded by the federal government.

Other current assets are comprised of salaries and payroll expenses related to employees assigned to Agência Nacional de Telecomunicações - ANATEL and other government bodies, recorded at the probable recoverable amount to be refunded.

The Company re-charges ANATEL for the cost of salaries, provision for vacation, and related social charges incurred in relation to employees seconded to ANATEL. The recoverable costs are capitalized, and are thus not reflected as income and expenses of the Company.

(c)	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

(d)	Income and social contribution taxes

Brazilian taxes comprise income tax and social contribution tax. Since 1998, the Company has not recorded any net deferred tax assets because management does not believe that it is more likely than not that these assets will be realized because of the Company’s planned liquidation (see Note 9).

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

(e)	Provisions for contingencies

Provisions for contingencies are recorded if the likelihood of an unfavorable outcome is probable based on external legal advice and management’s opinion as to the eventual outcome of the outstanding matters at the balance sheet date.

(f)	Financial income/(expense)

Financial income/(expense) represents interest and indexation earned/incurred on financial investments, other assets and liabilities.

(g)	Retirement benefit plans

Current costs are determined actuarially and are recorded on the accrual basis (See Note 17).

(h)	Earnings per thousand shares

Earnings per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

(i)	Use of estimates

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

(j)	Statements of cash flows

These financial statements include the statements of cash flows, which management believes better reflect the sources and uses of funds in order to provide more meaningful information, instead of the statements of changes in financial position, which are generally presented in accordance with accounting practices adopted in Brazil.

5. Provision for voluntary severance program

Following the spin-off of TELEBRÁS, and the creation and privatization of the New Holding Companies, the Company has been preparing itself for liquidation. As part of this process, and with the approval of the Ministry of Communications, a provision of R$ 97 for the termination of the contracts of all remaining employees was recorded in 1998.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Various collective bargaining agreements were made during 2001 relating to TELEBRÁS employees and the Company also recalculated the provisions for penalties relating to FGTS (severance indemnity fund) payments that are included in the voluntary severance program. As a result of this, the Company recorded an additional provision relating to the program of R$ 7 in 2001.

On December 31, 2003 the provision amounted to R$ 39 (R$ 40 in 2002), related to employees not yet terminated.

6. Other operating expenses, net

	2003	2002	2001
Taxes other than income taxes	(2)	(1)	(2)
Provision for contingencies (note 16)	(12)	(10)	(7)
Provision for voluntary severance program	(3)	(3)	(7)
Reimbursement of taxes paid by supplier	—	—	(3)
Other	—	—	(2)

Total income and social contribution taxes	(17)	(14)	(21)

7. Interest income, net

	2003	2002	2001
Financial income:
Interest income	41	32	27
Financial expenses:
Interest expense	(2)	(1)	(1)

Total	39	31	26

8. Other non-operating income

Other non-operating income, R$ 3 in 2003 (R$ 1 in 2002) refers to the recovery of federal taxes. Other non-operating income in 2001 of R$ 37 represents the reversal of unclaimed dividends.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

9. Income taxes

Brazilian income taxes comprise federal income tax and social contribution tax. In 2003, 2002 and 2001 the rate for income tax was 25%. The rate for social contribution tax was 9% for this period. This produced a combined statutory rate 34% for the entire period presented.

The following is an analysis of the income tax expense:

	2003	2002	2001
Social contribution charge	7	2	5
Federal income tax charge	3	6	14
Tax loss carry-forwards offset	(3)	(3)	(5)

Total income and social contribution taxes	7	5	14

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates.

	2003	2002	2001
Income before taxes as reported in the accompanying financial statements	18	11	35
Tax charge at the combined statutory rate	6	4	12
Additions:
Provision for contingency	5	3	5
Provision for voluntary severance program	1	1	2
Other	—	—	1
Exclusions:
Provision for voluntary severance program	(1)	—	—
Reversal of provisions	(1)	—	—
Other items:
Tax loss carry-forwards	(3)	(3)	(6)

Income tax charge as reported in the accompanying financial statements	7	5	14

Effective tax rate	38.9%	45.5%	40.0%

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

The Company has not recorded deferred tax assets related to temporary differences nor tax loss carry-forwards given management’s estimates that it is more likely than not that such assets will not be realized. Temporary differences and tax loss carry-forwards are as follows:

	Tax Basis
	2003	2002
Accrual for contingencies	99	87
Provision for voluntary severance program	39	40
Provision for tax loss	3	3
Provision for suppliers/loss on receivables/FINAM	7	6
Tax loss carryforwards/negative tax basis	38	46

Total	186	182

10. Additional cash flow information

Income and social contribution taxes have been offset against recoverable tax balances, and thus did not generate any cash payment, as mentioned in Note 12.

11. Cash and cash equivalents

	2003	2002
Short-term deposits	144	129

Short-term deposits are comprised of funds managed by Banco do Brasil S.A. with average yields close to the CDI (Brazilian interbank deposit rate) and are denominated in Brazilian reais.

12. Recoverable taxes

	2003	2002
Withholding income tax	96	87
Current assets	7	6
Noncurrent assets	89	81

The Company is offsetting part of these recoverable tax balances against taxes due on other income and income tax payable to the Federal Government in respect of income taxes payable on taxable income, and withholding income tax on salaries and third party services. In addition, the Company has the right to recover the amount directly from the National Finance Secretary - SRF and is taking steps to this end to receive the remaining outstanding credit balances.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

In 2003 the Company offset R$ 11 against its own tax debits related to income taxes, PASEP, COFINS, and IRRF on individual and corporate wage earners and service providers.

These tax credits are adjusted monthly by the SELIC interest rate, in accordance with legal rulings in force.

13. Rentals

TELEBRÁS rents equipment and premises through a number of operating agreements that expire at different dates. Consolidated annual rental expenses under these agreements were: 2003 – R$ 1- 2002 - R$ 1; 2001 – R$ 1.

As of December 31, 2003, there were no rental contracts with noncancelable terms in excess of one year.

14. Payroll and related accruals

	2003	2002
Wages and salaries	1	1
Accrued social security charges	3	3
Accrued benefits	1	1

Total	5	5

15. Guarantees

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

As of December 31, 2003, there still remained guaranteed by TELEBRÁS certain contracts and financial operations of Telecomunicações de São Paulo S.A.—Telesp in the amount of US$ 310 million (Three hundred and ten million dollars), which is the maximum exposure under the guarantee, equivalent at that date to R$ 895 (R$ 1,095 at December 31, 2002), maturing on September 26, 2004, for which counter-guarantees have been provided by Telesp Participações S.A. (current Telecomunicações de São Paulo S.A.) guaranteed by Telesp Celular Participações S.A. in accordance with item 4.3, Chapter 4 – Rights and Obligations of Purchasers of Companies’ Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunication companies. These counter-guarantees provided by Telecomunicações de São Paulo S.A. are represented by promissory notes issued in favor of TELEBRÁS, guaranteed by Telesp Celular Participações S.A., and would be used (also in a legal action, if it would be the case) to recover from Telecomunicações de

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

São Paulo S.A. or from Telesp Celular Participações S.A. any amounts paid under the guarantee. TELEBRÁS has not recorded any liability related to these guarantees at December 31, 2003.

In 2002, information on the situation with respect to the substitution of these guarantees was requested from Telecomunicações de São Paulo S.A. On July 17, 2003, TELEBRÁS repeated its request for steps to be taken for the substitution of these guarantees.

16. Contingencies

TELEBRÁS is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for amounts to cover its estimated losses when the possibility of an unfavorable outcome is probable based on the opinion of management and external legal counsel.

Out of a total of 627 lawsuits, 124 (48 are related to civil claims and 76 to labor claims) were filed against TELEBRÁS and its subsidiaries, in which TELEBRÁS is the defendant as the holding company of the former TELEBRÁS System. Due to the restructuring of the TELEBRÁS System and also to the spin-off of the Holding TELEBRÁS, and considering that the claims were originally against the operating companies, the removal of TELEBRÁS from these lawsuits is being requested.

TELEBRÁS entered with a judicial proceeding jointly with its ex-subsidiaries as a party in the proceeding in the position of holding company of the former TELEBRÁS System. Considering the restructuring of the TELEBRÁS System and the split-off of TELEBRÁS, the procedural substitution of TELEBRÁS by the new privatized companies was judicially petitioned, as agreed to with the new holding companies, as the issue alleged in court arises from an act of those operator companies, controlled by the current holding companies of the telecommunications sector. The petitions, for the most part, have still not been judged.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Probable loss accrued

During the year, an additional provision for contingencies in the amount of R$ 12 (R$ 10 in 2002 and R$ 7 in 2001) was recorded against income substantially relating to monetary correction.

Accruals for contingent liabilities at December 31, were as follows:

	2003	2002
Labor	10	8
Civil	89	79

Total	99	87

Current	3	13
Long-term	96	74

The amounts provided represent management’s estimate, based on the opinion of external legal counsel, of the probable loss in relation to suits filed by current and former employees, tax assessments and civil suits.

As of December 31, 2003, the balance related to accruals for contingencies of R$ 99, recorded in liabilities, refers to 165 lawsuits (137 labor claims and 28 civil claims). From such balance R$ 77 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders’ Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

Possible loss not accrued

As of December 31, 2003, the aggregate amount of 237 lawsuits, classified as possible loss, and therefore not accrued, are estimated at amount of at least R$ 328, as follows:

i) R$261 related to 13 civil claims filed in 1997 and 1998 against TELEBRÁS and its former subsidiaries, relating to a capital increase in 1997 in the form of conversion of subscribers’ contributions, claiming for receipt of TELEBRÁS shares at their equity value instead of shares of the former subsidiaries at market values. There are another 2 civil claims of undetermined amounts.

ii) R$5 related to 121 labor claims (recovery of losses, overtime, bonus, health exposure premium, severance pay fund (FGTS), etc.).

iii) R$62 related to 92 civil claims (indemnification relate to spin-off, damages, annulment of bids, etc.) and another 9 civil claims of undetermined amounts.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Remote possibility of losses - Not provisioned for

At December 31, 2003, there were 225 judicial proceedings classified as remote loss and not provisioned for in a total estimated minimum amount of R$ 154, made up of 105 civil proceedings in the amount of R$ 120 and 120 labor proceedings in the amount of R$ 34. The main actions are as follows:

i) R$ 118 related to 26 civil proceedings (nullity of annulment of invitation to bid, indemnifications for damages, etc.), moved against TELEBRÁS and its former subsidiaries and the remainder in the amount of R$ 2 is related to 79 sundry civil proceedings.

ii) R$ 30 related to 33 proceedings of a labor nature (Reinstatement and Productivity) and the remainder in the amount of R$ 4 is related to 87 sundry labor proceedings.

Prescription of tax contingencies

Tax and contributions, in general, remain open and subject to examinations by tax authorities during a period of approximately five years.

Administrative claim

In August 1999, TELEBRÁS received a notification from Embratel Participações S.A. - EMBRAPAR and Empresa Brasileira de Telecomunicações S.A. - EMBRATEL, requiring retroactive adjustments to the net assets transferred to EMBRAPAR and EMBRATEL in the spin-off process, in order to include contingent tax liabilities relating to international operations prior to the TELEBRÁS spin-off.

Regarding this subject, TELEBRÁS sent the notification to the Ministry of Communications, which requested the opinion of the government attorney general, who issued Opinion No AGU/SF/01/2000, dated September 28, 2000 and published on November 1, 2000, exempting TELEBRÁS and the Federal Government from any liability, which was duly informed to those companies.

Embratel has filed with the Tribunal de Justiça do Distrito Federal (TJDF) a judicial protest aimed at avoiding the operation of the statute of limitations regarding the action to charge TELEBRÁS in respect of the federal income tax and state goods and services tax (ICMS) levied on outgoing and incoming international calls, charged by both the Brazilian Federal and State Internal Revenue Services.

17. Accrued pension costs

Social Security Foundation - SISTEL

TELEBRÁS, together with the other companies of the ex-Telebrás systems sponsor private pension and post retirement medical care plans, managed by the Social Security Foundation - SISTEL. Until

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans.

On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the creation of individual retirement plans, by sponsor, and the maintenance of jointly liability only in respect of participants already retired at January 31, 2000, which resulted in a proposal for restructuring the plans’ articles and rules, which was approved by the Supplementary Social Security office on January 13, 2000.

The purpose of the amendments to the SISTEL articles was to authorize it to manage other benefit plans, resulting from the new status as a multi-sponsoring entity, in view of the new reality arising from the TELEBRÁS system privatization.

The new version foresaw planned restructuring of the Plan of Benefits of Sistel (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between “Plan PBS-A” and “Sponsoring Plans”. The accounting segregation of the plans was implemented by SISTEL effective as from February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20, of December 15, 1998, in December 2000, the cost of the pension plans began to be equally shared between the sponsor and the participant employees. This decision was ratified by the Board of Trustees of Fundação Sistel at the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contributions are now 8% of salaries of participant employees.

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

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

(iii)	PAMA

The Post-retirement Medical Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebrás plans at shared costs. Per the regulation, this plan is funded by sponsor contributions at a rate of 1.5% of monthly remuneration of active participants covered by the PBS plans.

(iv)	TELEBRÁSPREV

TELEBRÁSPREV is a mixed complementary pension plan, approved by the Department of Complementary Pensions, of the Ministry of Pensions and Social Assistance, on December 3, 2002 in the form of a defined contribution for programmable benefits (retirement) and risk benefits (sickness, disability and pension for death) which is composed of participants who were in the PBS-TELEBRÁS plan, and is not subject to payments of resources from TELEBRÁS, if there is a shortage of assets to assure the supplementation of the retirement pension of participants in the future, and which was implemented in the first semester of 2003.

Plan status

As of November 30, 2003 and 2002, the status of the Sistel plans is as follows:

A.	PBS -TELEBRÁS and PBS – A

	PBS – TELEBRÁS		PBS-A
	2003	2002	2003	2002
Mathematical provisions and funds	99	227	4,041	3,668
Other liabilities	1	—	3	4

Total reserves and other liabilities	100	227	4,044	3,672
(-) Total plan assets	120	270	4,646	4,053

(=) Accumulated surplus	20	43	602	381

In fiscal year 2003, Company contributions to the PBS TELEBRÁS plan were R$ 0.3 (R$ 1 in 2002 and 2001, respectively).

B.	PAMA

	2003	2002
Assistance and administrative funds	489	435
Other liabilities	—	—

Total funds and other liabilities	489	435
Total assets of Sistel	489	435

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

In fiscal year 2003, Company contributions to the PAMA plan were R$ 0.1 (R$ 0.2 in 2002 and 2001).

C.	TELEBRÁSPREV

2003
Mathematical provisions and funds	210
Other liabilities	2

Total reserves and other liabilities	212
(-) Total plan assets	212

In fiscal year 2003, Company contributions to the TELEBRÁSPREV plan were R$ 0.3.

Regulatory Instruction CVM 371 – Accounting for Employee Benefits

In accordance with Regulatory Instruction CVM 371 issued by the Brazilian Securities Commission (CVM), the following tables set forth the information on post-employment benefit plans sponsored by TELEBRÁS.

PBS – Telebrás and PBS – A

Although PBS plans have a surplus as of December 31, 2003 and 2002, the sponsor recognized no assets, since Brazilian pension regulations currently provide no means for returning this surplus to the sponsor.

	PBS TELEBRÁS		PBS “A” (*)
	2003	2002	2003	2002
Reconciliation of assets and liabilities
Actuarial present value of benefit obligations	50	130	247	204
Plan assets at fair value	118	269	295	255

Plan assets in excess of benefit obligations	68	139	48	51

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

	PBS TELEBRÁS 2004	PBS “A” (*) 2004
Estimated expense (income) for fiscal 2004
a) Current service cost (with interest)	—	—
b) Estimated contributions from participants for	—	—
c) Interest cost on actuarial obligations	6	27
d) Expected return on plan assets	(14)	(32)

Total	(8)	(5)

(*)	Relates to the TELEBRÁS’s proportional share in assets and liabilities of the PBS A plan (multi – employer plan), according to actuarial calculations.

Summary of Participant Reference Data

	PBS TELEBRÁS	PBS Assisted
Active Employees
Number	52	—
Average age (years)	50.4	—
Average length of service (years)	23.8	—
Average length of future service (years)	7.7	—
Employees receiving benefits
Number	71	495
Average age (years)	55.8	60.8
Life expectancy	20.5	6.9

Actuarial assumptions used in calculations for 2003.

Actuarial discount rate for obligations:	11.30% p.a. (6.3% actual and 5.0% inflation)
Expected rate of return on plan assets: (PBS TELEBRAS)	11.83% p.a. (6.83% actual and 5.0% inflation)
Expected rate of return on plan assets: (PBS “A”)	11.30% p.a. (6.30% actual and 5.0% inflation)
Estimated rate of remuneration increase:	7.10% p.a. (3.2% actual and 5.0% inflation)
Estimated rate of benefits increase:	5.00% p.a. (0.0% actual and 5.0% inflation)
Estimate long-term inflation rate (basis for determining the above nominal rates):	5.00%
General mortality table (PBS TELEBRÁS and PBS “A”):	UP84 with 1 year of aggravation and separated by sex.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Biometric disability table (PBS TELEBRÁS):	Mercer Disability.
Biometric disability table (PBS “A”):	Not applicable (no active participants)
Expected rate of turnover:	Null
Probability of retirement (PBS TELEBRÁS):	100% when first eligible for a benefit of PBS Telebrás. (not applicable to PBS “A”)
Probability of retirement (PBS “A”):	Not applicable (no active participants)

Actuarial assumptions used in calculations for 2002.

Actuarial discount rate for obligations:	11.30% p.a. (6.0% actual and 5.0% inflation)
Expected rate of return on plan assets (PBS TELEBRAS and PBS “A”:	14.45% p.a. (9.0% actual and 5.0% inflation)
Estimated rate of remuneration increase:	8.15% p.a. (3.0% actual and 5.0% inflation)
Estimated rate of benefits increase:	5.00% p.a. (0.0% actual and 5.0% inflation)
Estimate long-term inflation rate (basis for determining the above nominal rates):	5.00%
General mortality table (PBS TELEBRAS and PBS “A”:	UP84 with 1 year of aggravation and separated by sex.
Biometric disability table (PBS TELEBRAS):	Mercer Disability
Biometric disability table (PBS “A”):	Not applicable (no active participants)
Expected rate of turnover:	Null
Probability of retirement (PBS TELEBRÁS):	100% when first eligible for a benefit of PBS Telebrás. (not applicable to PBS “A”)
Probability of retirement (PBS “A”):	Not applicable (no active participants)

Expected return rate has been determined according to a consensus between plan sponsor and such rate is in line with market rates.

Post-retirement Medical Care Plan – PAMA

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

Although the Company is supported by the opinion of its legal counsel and actuaries with respect to considering PAMA as a Defined Contribution Plan, there is no assurance that no litigation will arise in the future. Aiming at transparency of information, the management of TELEBRÁS informs its shareholders that if PAMA had to be valued actuarially as a defined benefit plan considering the TELEBRÁS’s proportionate share of multi-sponsor plan assets and liabilities as of December 31, 2003, the estimated amount of obligations in excess of plan assets at fair value and, therefore, the potential contingent actuarial liability would be approximately R$ 9 (R$ 14 in 2002).

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

TELEBRÁS Withdrawal

TELEBRÁS withdrawal as sponsor of Sistel Foundation, either by formal petition or because of its termination, is subject to the procedures set forth by the Sistel Foundation and Resolution No. 06 of the Social Security Ministry – MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for allocation of additional funds by TELEBRÁS.

According to the Law No. 9986 (published on July 19, 2000) it was established that the agencies absorbing the special personnel structure as per articles 19, 27 and, more specifically the article 30, challenged by the suit for declaration of unconstitutionality no. 2310 (ADI-2310-1/DF), which created the ANATEL Special Staff, may, as successors, become sponsors of the pension funds, to which, the employees composing such structure, are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of the Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees at the Extraordinary Meeting held on November 29, 2000. As mentioned in Note 22, articles 27 and 30 from Law 9986 have been suspended by the Superior Tribunal de Justiça. Such articles have also been revoked by Provisional Measure 155/03, which was passed as Law 10871 on May 20, 2004 (published on May 21, 2004 in the Official Gazette).

TelebrásPrev

Following the modern trend toward creating supplementary pension plans other than defined benefit plan, the Company, along with Sistel, created a mixed plan called TelebrásPrev, based on a defined contribution for programmable benefits (retirement) and defined benefit for risk benefits (sickness benefit, disability compensation and death benefit). The new plan was approved by the Secretary for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. The participants of PBS-TELEBRÁS (defined benefit plan) were granted the option of migrating to this new plan, which shall had occurred within 90 days from December 3, 2002.

During the plan approval process from July to December 2002, TELEBRÁS contributions to PBS-TELEBRÁS were suspended, without charges to TELEBRÁS as well as to the pension fund’s participants, due to the plan surplus.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

18. Shareholders’ equity

Share capital

Subscribed and paid-in capital was R$ 220, represented by 556,448 millions shares without par value, distributed as follows (in million shares):

	Common	Preferred	Common Treasury	Total Outstanding
As at December 31, 2003 and 2002	346,418	210,030	(19)	556,429

Shareholders’ equity per 1000 shares (in unit of Brazilian Reais) –

As of December 31, 2002				0.168187
As of December 31, 2003				0.187147

The preferred shares are non-voting, have priority on capital redemption and are entitled to a minimum annual non-cumulative 6% dividend based upon their nominal capital value. Through December 31, 1995 shareholders’ equity was monetarily adjusted for inflation.

Dividends

Dividends are calculated in accordance with the Company’s by-laws and Brazilian corporate law. No dividend was proposed for 2003, 2002 and 2001 due to accumulated deficit positions as of those dates.

Under Brazilian law, Preferred Shares will acquire full voting rights when Telebrás enters into a dissolution and liquidation process and if the Company fails, for three consecutive years, to pay the Preferred Dividend to which the Preferred Shares are entitled. The Company did not pay dividends for the years 2001, 2002 and 2003 because there were no distributable profits, as our earnings were applied to the reduction of our accumulated deficit, and it is not clear whether the above referenced provision of Brazilian law applies.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

19. Transactions with related parties

The principal related parties are Federal Government institutions, with which the following transactions, excluding taxes, were conducted:

	2003	2002	2001
Income :
Interest on deposits with Banco do Brasil S.A.	28	21	18
Anatel	—	—	2
Expense:
Anatel	—	—	1

	2003	2002	2001
Assets:
Deposits with Banco do Brasil S.A.	144	128	119
Salary and other costs recoverable from Anatel	7	6	8

The Company re-charges ANATEL for the cost of salaries, provision for vacation, and related social charges incurred in relation to employees assigned to ANATEL. The recoverable costs are capitalized, and are thus not reflected as income and expenses of the Company.

20. Fair values of financial assets and liabilities

As of December 31, 2003, the Company’s financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, using interest rates compatible with market conditions. The Company does not enter into derivative operations.

21. Expansion plan contributions

The Company adopted the resolution of the Extraordinary General Meeting held on April 30, 2001, in which it capitalized R$13 related to the amount outstanding from expansion plans and transferred R$ 7 as a provision for contingencies.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

The expansion plans were the means by which the TELEBRÁS System financed the expansion of the telecommunications network. Until June 30, 1997, the contributions were made by individuals or companies that wanted to be connected to the national telephone network. These contributions were paid directly to the subsidiary companies and the interest received from long-term contracts was transferred to TELEBRÁS. The amount of the financial participation collected from the promissory subscribers had the following distribution:

•	80% was capitalized by the subsidiary company in the name of TELEBRÁS, with the value per share issued to TELEBRÁS equal to the book value per share of the subsidiary, computed at the end of the year prior to that in which the capitalization occurred.

•	20% was remitted by the subsidiary company to TELEBRÁS in the month following collection.

•	Up till December 31, 1995 the total amount of capital received was corrected as from the month of receipt until the date of the next audited balance sheet and, then, capitalized in the name of the promissory subscriber by TELEBRÁS, at an amount per share equal to the book value per share, stated in the audited balance sheet. As from January 1, 1996, correction was no longer applied and, for the contracts signed as from this date, the subsidiaries with shares traded on the stock exchange had the choice of using an amount per share equal to market value, provided that this was greater than the book value.

As well as the expansion plans promoted directly, the subsidiaries also sponsored agreements between companies or individuals of a specific community, and the independent contractors, who undertook to build the telecommunications infrastructure needed for the connection of these subscribers to the national telephone network (Community Expansion Plan). On conclusion of the project, the subsidiaries incorporated all the equipment in their fixed assets for the appraisal amount and credited the contributions of the expansion plan which, at that time, were handled in a manner similar to the amounts of capital received from promissory subscribers, as described above

22. Summary of the differences between Accounting Practices Adopted in Brazil and U.S. GAAP

TELEBRÁS’ accounting policies comply with accounting practices adopted in Brazil. Accounting policies, which differ significantly from generally accepted accounting principles in the United States of America (‘US GAAP’) are described below.

(a) Pension Plan

As described in Note 17, under accounting practices adopted in Brazil, the Company did not record an asset related to the surplus of the PBS Telebrás plan. Under U.S. GAAP, recognition of an asset related to the prepaid pension costs is required. Note 23 a. provides the disclosures required by SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits.

(b) Reversal of unclaimed dividends

As described in Note 8, under accounting practices adopted in Brazil, unclaimed dividends are reversed against income. Under U.S. GAAP, unclaimed dividends are reversed against retained earnings.

(c) Earnings per share

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

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

The company did not pay preferred stock and common stock dividends for all years presented.

Diluted earnings per share is equal to basic earnings per share for all periods presented since the Company did not have any common stock equivalents.

(d) Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by accounting practices adopted in Brazil. However, in these financial statements, the level of disclosure has been expanded in relation to that presented in the financial statements published in Brazil, to comply with U.S. GAAP requirements and those applicable to Companies reporting with the Securities and Exchange Commission.

(e) Interest income/(expense)

Accounting practices adopted in Brazil require interest income (expense) to be shown as part of operating income. Under U.S. GAAP interest income /(expense) would be shown after operating income.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

(f) Deferred income tax

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

Reconciliation of the differences between US GAAP and Brazilian Corporate Law

	Year ended December 31,
	2003	2002	2001
Net income under accounting practices adopted in Brazil	11	6	21
U.S. GAAP adjustments:
Reversal of unclaimed dividends	—	—	(37)
Pension plan adjustment	16	20	18
Deferred income taxes on the above	(5)	(7)	7

Net income under U.S. GAAP	22	19	9

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Earnings per thousand shares in accordance with U.S. GAAP (in unit of Brazilian reais)

	2003	2002	2001
Basic and diluted earnings per share:
Common shares:
	0.04	0.03	0.02
Average common shares outstanding (millions)	346,399	346,399	346,399
Preferred shares earnings per share:
	0.04	0.03	0.02
Average preferred shares outstanding (millions)	210,030	210,030	210,030

	2003	2002	2001
Shareholders’ equity under accounting practices adopted in Brazil	105	94	88
U.S. GAAP adjustments:
Pension plan adjustment	69	53	33
Deferred income taxes on the above	(23)	(18)	(11)

Shareholders’ equity under U.S. GAAP	151	129	110

Statement of Changes in Shareholders’ Equity under US GAAP:

Total
Balance, January 1, 2001	64
Forfeiture of unclaimed dividends, net of taxes	24
Capital increase	13
Net income for the year	9

Balance, December 31, 2001	110
Net income for the year	19

Balance, December 31, 2002	129
Net income for the year	22

Balance, December 31, 2003	151

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

23. Additional disclosures required by U.S. GAAP

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

The changes in the benefit obligation and plan assets and the funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with U.S. GAAP, are as follows:

Pension Benefits

PBS – Telebrás

	2003	2002
Change in Assets
Fair value of plan assets at beginning of year	269	215
Actual contributions	1	1
Benefits paid	(3)	(3)
Effect of settlement	(174)	—
Actual return on plan assets	25	56

Fair value of plan assets at end of year	118	269

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

	2003	2002
Change in the Obligation
Benefit obligation at beginning of year	130	111
Service cost	5	4
Interest cost	15	12
Benefit paid	(3)	(3)
Settlements	(174)	—
Curtailments	77	—
Actuarial (gains) / losses	—	6

Benefit obligation at end of year	50	130
Funded status	68	139
Unrecognized net actuarial (gains) losses	(1)	(102)
Initial Transition Obligation	2	16

Prepaid / (accrued) pension liability	69	53

In 2003, active participants of the benefit plan PBS-TELEBRÁS were allowed to transfer to a Defined Contribution Plan also sponsored by TELEBRAS, called TelebrásPrev. If the participant elects to migrate, his individual account in TelebrásPrev would be credited with an amount as defined in Plan Statement and transferred from the original Plan.

To measure the impact on FASB disclosure, the amounts at December 31, 2002 were first projected to December 31, 2003, and then the new disclosure items were calculated as of that date considering only the participants who have elected to remain in the Defined Benefits Plans. The recognition of the currently amortized values and the impact over the (accrued)/prepaid amounts were then calculated. These calculations were divided in two distinct events: a Curtailment in which the future services of the employees who elected to migrate were eliminated; and a Settlement, to reflect the transfer of assets from the Defined Benefit Plan to TelebrásPrev.

Net periodic pension cost (under SFAS 87)
	2003	2002
Service cost	5	3
Interest cost	14	12
Expected return on plan assets	(39)	(31)
Amortization of initial transition obligation	2	2
Recognized net actuarial loss	(7)	(6)
Expected participant’s contributions	1	0

Net periodic pension cost	(26)	(20)

Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Other post-retirement benefits

	December 31, 2003	December 31, 2002
Change in Assets
Fair value of plan assets at beginning of year	406	359
Actual contributions	1	1
Benefits paid	(37)	(33)
Actual return on plan assets	87	79

Fair value of plan assets at end of year	457	406
	December 31, 2003	December 31, 2002
Change in the Obligation
Benefit obligation at beginning of year	913	881
Service cost	3	4
Interest cost	101	98
Benefit payments and expenses	(37)	(33)
Curtailments	(171)	—
Actuarial (gains) / losses	—	(37)

Benefit obligation at end of year	809	913
Funded status	(353)	(507)
Unrecognized net actuarial (gains) / losses	(410)	(394)
Unrecognized prior service cost	8	19

Prepaid / (accrued) pension benefit liability	(755)	(882)

Net periodic pension cost (under SFAS 106)

	2003	2002
Service cost	1	3
Interest cost	89	101
Expected return on plan assets	(49)	(56)
Amortization of prior service cost	1	2
Recognized net actuarial (gains) / losses	(17)	(15)

Net periodic pension cost	25	35

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Health care cost trend rates of increase were projected at annual rates including inflation of 8.15% in (10.62% in 2002) Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. The effect of a one percent annual change in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 2003 by R$99 (R$120 in 2002)

Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

On December 13, 2000, CVM issued resolution no. 371 that is similar to SFAS No. 87/106, except for the following:

•	under U.S. GAAP, the Company has to recognize any assets or liability that arise from a participation in a multiemployer defined benefit pension or postretirement benefit plan, while under local GAAP registration of any liability is required, and an asset is recognized by the Company only if it is certain that it such asset will effectively reduce the Company’s contributions in the future or will be reimbursed;

•	the unrecognized net obligation existing at the date of initial application of this standard could be amortized entirely as of December 31, 2001, directly to shareholders’ equity. According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

The net assets of the plans available for payment of future obligations under U.S. GAAP are net of the accrual of income tax contingencies of the pension fund provided for in the amount of R$ 0 and R$ 38 in 2002 and 2001, respectively. Since December 31, 2002 such income tax contingency no longer exist as Sistel assent to the terms of the Special Taxation Regime (“ETR”) implemented by Provisional Measure 2222 from September 4, 2001, which granted fiscal amnesty of interests and monetary correction. Interest and monetary correction amounts waived reverted to the pension fund according to technical criteria established by TELEBRÁS human resource policy.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in millions of Brazilian Reais - R$, except where otherwise stated)

Plan assets allocation

Asset allocation at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows.

PBS TELEBRÁS

	Target Allocation percentage	Asset Allocation Percentage at Year End
	2004	2003	2002
Asset category
Variable income	15.3%	13.6%	13.5%
Loans	0.2%	0.2%	0.5%
Fixed income	84.5%	86.2%	86.0%

Total	100.0%	100.0%	100.0%

TELEBRÁSPREV

	Target Allocation percentage	Asset Allocation Percentage at Year End
	2004	2003	2002
Asset category
Variable income	16.1%	14.5%		%
Loans	0.5%	0.6%		%
Fixed income	83.4%	84.9%		%

Total	100.0%	100.0%	100.0%

Investment strategy is based on a long-term macroeconomic scenario, which takes into consideration the assumption of maximization of risk and return of several categories of investments (fixed income, variable income and loans), according to limits of allocation imposed by regulations issued by the Conselho Monetário Nacional.

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

c. New accounting pronouncements

FIN–45

In November 2002, the FASB issued Interpretation Nr. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements Nr. 5, 57 and 107 and a rescission of FASB Interpretation Nr. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company’s financial statements.

TELECOMUNICAÇÕES BRASILEIRAS S.A. - TELEBRÁS

NOTES TO THE FINANCIAL STATEMENTS

SFAS No. 132 (revised) – “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FAS Statements no. 87, 88 and 106”

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards no. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106” (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans. The Company has provided for the disclosures required by SFAS 132 (revised 2003) in these financial statements.